Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

AMPCO UES SUB, INC.

as Seller,

ASW STEEL INC.

as the Company,

VALBRUNA CANADA LTD.

as Purchaser

and

AMPCO-PITTSBURGH CORPORATION

as Parent

Dated as of September 30, 2019

-ii-

3.22	Product Warranty	21
3.23	Accounts Receivable	22
3.24	U.S. CBP Investigation	22
3.25	Residence of Seller	22
3.26	No Other Representations or Warranties	22

ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		22

4.01	Corporate Organization	22
4.02	Authority	23
4.03	No Conflict; Required Filings and Consents	23
4.04	Absence of Litigation	23
4.05	Brokers	23
4.06	Solvency; Post-Closing Financial Obligation of Purchaser	24
4.07	Investment Canada Act	24
4.08	No Other Representations or Warranties	24

ARTICLE 5. ADDITIONAL AGREEMENTS		24

5.01	Public Announcements	24
5.02	Confidentiality	24
5.03	Non-competition; Non-solicitation	25
5.04	Access to Records and Management Team; Inventory Inspection; Investigation and Litigation Cooperation	27
5.05	Fees and Expenses	29
5.06	Release	29
5.07	Retention Payment	30
5.08	Pay-off of PNC Loan	30
5.09	Forgiveness of Intercompany Loans	30
5.10	Virtual Data Room	31
5.11	Pre-Closing Tax Returns	31
5.12	Tax Audit	31
5.13	Further Assurances	33
5.14	Stantec	33
5.15	Parent Triple M Guarantee	33

ARTICLE 6. INDEMNIFICATION		34

6.01	Survival of Representations and Warranties	34
6.02	Indemnification by Seller	34
6.03	Indemnification by the Purchaser	35
6.04	Limitations on Liability	35
6.05	Indemnification Procedures	36
6.06	Manner of Calculation and Payment	38
6.07	Liability of the Company	38
6.08	Purchase Price Adjustments	38
6.09	Special Rule for Fraud	38
6.10	Mitigation	38

-iii-

ARTICLE 7. GENERAL PROVISIONS		39

7.01	Notices	39
7.02	Certain Definitions; Construction	40
7.03	Severability	48
7.04	Entire Agreement; Assignment	48
7.05	Third Party Beneficiaries	48
7.06	Consideration; Recitals	48
7.07	Amendment and Waiver; Cumulative Effect	48
7.08	Exclusive Remedy	49
7.09	Specific Performance	49
7.10	Schedules	49
7.11	Parties in Interest	49
7.12	Governing Law; Consent to Exclusive Jurisdiction	49
7.13	Waiver of Jury Trial	50
7.14	Headings	50
7.15	Parent Guaranty	50
7.16	Counterparts	50

-iv-

ATTACHMENTS

Attachment A	Index of Defined Terms

SCHEDULES

Schedule A	Closing Date Payment
Schedule B	ASW Balance Sheets 2019 Unaudited
Schedule C	Final Payment/Refund 90 Days from Closing Date (Calculation Schedule)

EXHIBITS

Exhibit A	Flow of Funds Memo
Exhibit B	IT Services Agreement
Exhibit C	Memorandum of Understanding
Exhibit D	PNC Letter of Credit
Exhibit E	Supply Agreement
Exhibit F	Amendment Agreements

COMPANY DISCLOSURE SCHEDULE

Schedule 3.05(a)	No Conflicts; Required Filings and Consents
Schedule 3.05(b)	Governmental Consents, Approvals, Authorizations, Permits
Schedule 3.06	Permits
Schedule 3.07(a)	Financial Statements
Schedule 3.07(b)	Liabilities
Schedule 3.08	Absence of Changes or Events
Schedule 3.09	Litigation
Schedule 3.10(a)	Employee Benefit Plans
Schedule 3.10(b)	Payments under Plans
Schedule 3.11(a)	Labour and Employment Matters
Schedule 3.11(b)	Employee Census; Employment Agreements
Schedule 3.12(a)	Real Property
Schedule 3.12(b)	Real Property Leases
Schedule 3.12(d)	Compliance with Laws – Real Property
Schedule 3.13	Sufficiency of Assets
Schedule 3.14(a)	Company Intellectual Property
Schedule 3.14(b)	Non-Infringement

-v-

Schedule 3.15(b)	Tax Deficiencies
Schedule 3.15(c)	Tax Audits
Schedule 3.15(m)	Transactions with Non-Resident Persons
Schedule 3.16(b)	Environmental Permits
Schedule 3.16(c)	Environmental Claims
Schedule 3.16(e)	Storage Tanks
Schedule 3.17(a)	Specified Contracts
Schedule 3.17(b)	Specified Contract Deficiencies
Schedule 3.18	Insurance
Schedule 3.21	Consigned and Off-Site Inventory
Schedule 3.22	Product Warranty
Schedule 3.23	Accounts Receivable
Schedule 5.15	Triple M Guarantee
Schedule 7.02	Permitted Liens

-vi-

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of September 30, 2019 (this “Agreement”), is by and among Ampco UES Sub, Inc., a Delaware corporation (the “Seller”), ASW Steel Inc., a company organized and existing under the laws of Ontario (the “Company”), Valbruna Canada Ltd., a company organized and existing under the laws of the Province of New Brunswick, Canada (the “Purchaser”), and Ampco-Pittsburgh Corporation, a Pennsylvania corporation and an indirect parent company of the Seller (“Parent” or “Ampco-Pittsburgh”).

The Seller, the Company and the Purchaser are sometimes each referred to in this Agreement as a “Party” and collectively referred to in this Agreement as the “Parties.” Certain capitalized terms used in this Agreement that are not otherwise defined in context are defined in Section 7.02(a).

RECITALS

A. The Company is engaged in the business of specialty steel production at its facility located in Welland, Ontario, offering a combination of carbon, stainless, and other steel making capabilities (the “Business”).

B. The Seller owns all of the issued and outstanding equity of the Company (the “Purchased Shares”), and the Purchaser desires to purchase, and the Seller desires to sell, the Purchased Shares, for the consideration, and on the terms and subject to the conditions, as set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1.

SALE AND PURCHASE OF SHARES; CLOSING

1.01 Sale and Purchase of the Shares. On the terms and subject to the conditions set forth in this Agreement, the Seller shall sell the Purchased Shares to the Purchaser free and clear of any Liens, restrictions on transfer, options, warrants, rights, calls, commitments, proxies or other contract rights or claims.

1.02 Purchase Price; Payment of Purchase Price.

(a) The aggregate purchase price for the Purchased Shares is USD$8,000,000 (the “Cash Purchase Price”), which Cash Purchase Price shall be subject to adjustment pursuant to Section 1.02(c), and subject to further adjustment in accordance with Section 1.07 (as finally adjusted in accordance with Section 1.07, the “Purchase Price”).

(b) At the Closing, the Purchaser shall pay, by wire transfer of immediately available funds, the Closing Date Payment to an account or accounts designated by the Seller in the Flow of Funds Memo not fewer than three (3) Business Days prior to the Closing Date.

(c) As used herein, the term “Closing Date Payment” means an amount, calculated in the manner, and not inconsistent with, this Section 1.02(c) and Schedule A, equal to:

(i) the Cash Purchase Price, plus

(ii) the amount by which the August 31 Net Working Capital is greater than the Target Net Working Capital, if any, minus

(iii) the amount by which the August 31 Net Working Capital is less than the Target Net Working Capital, if any, minus

(iv) the Estimated Net Working Capital Adjustment Amount, minus

(v) fifty percent (50%) of the Retention Amount, minus

(vi) the Estimated Indebtedness, minus

(vii) the Estimated Transaction Expenses.

(d) Not less than eight (8) Business Days prior to the date hereof, the Seller prepared in good faith and delivered to the Purchaser a statement setting forth, in reasonable detail and with reasonable supporting documentation, the Seller’s good faith calculation of the estimated amount, as of the Closing, of (i) Indebtedness (the “Estimated Indebtedness”); and (ii) Transaction Expenses (“Estimated Transaction Expenses”).

(e) For the avoidance of doubt, there shall be no duplication in the calculation of any component of the Purchase Price or, in the case of Section 1.02(c), the Closing Date Payment and, to the extent an item is taken into account under one component of the Purchase Price or, in the case of Section 1.02(c), the Closing Date Payment, such item shall not be taken into account under any other component of the Purchase Price or, in the case of Section 1.02(c), the Closing Date Payment.

1.03 Closing. On the terms and subject to the conditions set forth in this Agreement, the purchase and sale of the Purchased Shares and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of executed documents in PDF format, on the date of this Agreement (the “Closing Date”), or on such other date as the Parties may mutually agree. The Closing shall be deemed to occur at, and the calculation of the Purchase Price shall be made as of, 12:01 a.m. Pittsburgh, Pennsylvania time on the Closing Date.

1.04 Deliverables by the Seller at the Closing. At (or prior to, if so expressly specified below) the Closing, the Seller shall deliver to the Purchaser each of the following:

(a) original physical share certificates representing the Purchased Shares, free and clear of any Liens, restrictions on transfer, options, warrants, rights, calls, commitments, proxies or other contract rights or claims, duly endorsed (or accompanied by duly executed stock powers), for transfer to the Purchaser;

(b) all consents, approvals, releases and filings set forth on Schedule 3.05(a) of the disclosure schedule delivered by the Company to the Purchaser (the “Company Disclosure Schedule”), on terms reasonably satisfactory to the Purchaser;

(c) copies of the resolutions duly adopted by the Seller’s board of directors, authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and incumbency certificate of the Seller, certified by its applicable officer, and the consummation of all Contemplated Transactions, in each case in form and substance satisfactory to the Purchaser;

(d) a certificate of good standing (or equivalent) of the Seller, in its jurisdiction of organization dated within ten (10) days of the Closing Date;

(e) pay-off letters, including from PNC Bank, National Association, and Ampco-Pittsburgh, evidencing that all Indebtedness of the Company thereto has been paid off or released and satisfied in full contemporaneous with the Closing, in form and substance satisfactory to the Purchaser; and

(f) a duly executed copy of each Transaction Document to which the Seller is a party.

1.05 Company Deliverables. At the Closing, the Company shall deliver to the Purchaser, or has caused delivery to the Purchaser, each of the following:

(a) resignations, effective as of the Closing, of each director and officer of the Company other than those whom the Purchaser shall have specified to the Company in writing prior to the Closing, in each case in form and substance satisfactory to the Purchaser;

(b) certified copies of the resolutions duly adopted by the Company’s board of directors, authorizing the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which the Company is a party, and the consummation of all Contemplated Transactions, in form and substance satisfactory to the Purchaser;

(c) a certificate of good standing (or equivalent) of the Company in its jurisdiction of organization dated within ten (10) days of the Closing Date;

(d) a certificate of the secretary of the Company (i) including correct and complete copies of the Organizational Documents of the Company, (ii) stating that the Organizational Documents of the Company, delivered under this Section 1.05(d) were in effect on (A) the date of adoption of those resolutions delivered under Section 1.04(c) and (B) the Closing Date, and (iii) including incumbency and specimen signatures, signed by the officers of the Company and certified by their respective secretary;

(e) the minute books of the Company;

(f) releases duly executed by each officer and director of the Company, in form and substance satisfactory to the Purchaser;

(g) Amendment Agreements duly executed by each of Michael Ackroyd, Bill Chiasson, Lynn Currie, Dave Deleeuw, Brian Fear and John Mauro (the “Subject Employees”);

(h) a duly executed copy of each Transaction Document to which the Company is a party; and

(i) such other documents or instruments as the Purchaser reasonably requests in order to fully effect all of the transactions contemplated by this Agreement.

1.06 Purchaser Deliverables. At or prior to the Closing, the Purchaser has delivered or caused to be delivered (a) to the Seller, or as the Seller shall have directed, the Closing Date Payment, in immediately available funds; and (b) to the Seller, a duly executed copy of each Transaction Document to which the Purchaser is a party. The Purchaser shall cause the Company to pay to the Company employees party to the Retention Agreements, fifty percent (50%) of the Retention Amount, in the aggregate, in accordance with the terms of the Retention Agreements, on the Closing or as promptly as practicable thereafter, in accordance with the Company’s regular payroll practice.

1.07 Net Working Capital Adjustment.

(a) As promptly as practicable, but no later than sixty (60) days after the Closing Date, the Purchaser shall cause to be prepared and delivered to the Seller a closing balance sheet of the Company as of the Closing (the “Closing Balance Sheet”), certified by a senior executive officer of the Purchaser, reflecting the Purchaser’s calculation, as of the Closing, of the (i) Net Working Capital (“Closing Net Working Capital”); (ii) Indebtedness (“Closing Indebtedness”); and (iii) Transaction Expenses (the “Closing Transaction Expenses”). The Closing Balance Sheet shall be prepared, and the Closing Net Working Capital shall be calculated, in accordance with Specified Accounting Principles and calculated in the manner, and not inconsistent with, Schedule C. Upon execution of such access letters as may be reasonably required by the Purchaser, Seller and Parent and their respective Representatives shall, during regular business hours and upon reasonable notice to the Purchaser, be given reasonable access to all Purchaser’s and its Representatives’ books, records, and other documents, including work papers, worksheets, notes and schedules, used in the preparation of the Closing Balance Sheet and the determination of the Closing Net Working Capital, the Closing Indebtedness and the Closing Transaction Expenses.

(b) If the Seller disagrees with the Purchaser’s calculation of the Closing Net Working Capital, Closing Indebtedness and Closing Transaction Expenses delivered pursuant to Section 1.07(a), the Seller may, within thirty (30) days after receipt of the Closing Balance Sheet, deliver a notice to the Purchaser disagreeing with such calculation and setting forth the Seller’s calculation of any such amounts (such notice, a “Notice of Disagreement”). Any Notice of Disagreement will specify those items or amounts as to which the Seller disagrees, and the Seller will be deemed to have agreed with all other items and amounts contained in the Closing

Balance Sheet and the calculation of the Closing Working Capital, Closing Indebtedness and Closing Transaction Expenses in the Closing Balance Sheet. If the Seller does not deliver a Notice of Disagreement within the thirty (30)-day period specified in the first sentence of this Section 1.07(b), then Seller will be deemed to have agreed to the Closing Balance Sheet, and the Closing Balance Sheet shall thereupon be conclusive and binding on the Purchaser, the Seller and their respective Affiliates, and the calculations of Net Working Capital, Indebtedness and Transaction Expenses set forth in such Closing Balance Sheet shall be deemed “Final Net Working Capital”, “Final Indebtedness” and “Final Transaction Expenses”, as applicable.

(c) If a Notice of Disagreement is duly delivered pursuant to Section 1.07(b), the Purchaser and the Seller will, during the thirty (30) days following such delivery, negotiate in good faith to reach agreement on the disputed items or amounts in order to determine, as may be required, the amounts of the Closing Net Working Capital, the Closing Indebtedness or the Closing Transaction Expenses, which amounts will not be less (in the case of the Closing Net Working Capital) or more (in the case of the Closing Indebtedness or the Closing Transaction Expenses) than the amount thereof shown in the Purchaser’s calculations delivered pursuant to Section 1.07(a) nor more (in the case of the Closing Net Working Capital) or less (in the case of the Closing Indebtedness or the Closing Transaction Expenses) than the amount thereof shown in the Seller’s calculations delivered pursuant to Section 1.07(b). If the Purchaser and the Seller so resolve all disputes, the computations of the Closing Net Working Capital, the Closing Indebtedness and the Closing Transaction Expenses, as amended to the extent necessary to reflect the resolution of the dispute, will be conclusive and binding on the Purchaser, the Seller and their respective Affiliates and shall be deemed Final Net Working Capital, Final Indebtedness and Final Transaction Expenses, as applicable.

(d) If during the thirty (30)-day period set forth in Section 1.07(c) (or such longer period as may be agreed upon by the Purchaser and the Seller), the Purchaser and the Seller are unable to reach an agreement, they will promptly thereafter cause the offices of KPMG or, if not available, the offices of Ernst & Young, in each case located in Buffalo, New York or, if both KPMG and Ernst & Young are not available, an office located in the United States of another impartial nationally recognized firm of independent certified public accountants, appointed by mutual agreement of the Purchaser and the Seller (the “Independent Accounting Firm”) to review this Agreement and the disputed items or amounts for the purpose of calculating the Closing Net Working Capital, Closing Indebtedness and Closing Transaction Expenses (it being understood that in making such calculation, the Independent Accounting Firm will be functioning as an expert and not as an arbitrator). In making such calculation, the Independent Accounting Firm will consider only those items or amounts in the Closing Balance Sheet and the Seller’s calculations of the Closing Net Working Capital, Closing Indebtedness and Closing Transaction Expenses as to which the Seller has disagreed. The Independent Accounting Firm will deliver to the Purchaser and the Seller, as promptly as practicable (but, in any case, no later than thirty (30) days from the date of engagement of the Independent Accounting Firm), a report setting forth such calculations, and such calculations shall be deemed Final Net Working Capital, Final Indebtedness and Final Transaction Expenses, as applicable. Such report will be final and binding on the Purchaser and the Seller. The fees, costs, and expenses of the Independent Accounting Firm’s review and report will be allocated to and borne by the Purchaser and the Seller based on the inverse of the percentage that the Independent Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm. For example, should the items in dispute total USD$1,000 and the Independent Accounting Firm awards USD$600 in favor of the Seller’s position, sixty percent (60%) of the costs of its review would be borne by Purchaser and forty percent (40%) of the costs would be borne by the Seller.

(e) The Purchaser and the Seller will, and will cause their respective Representatives to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculations of the Closing Net Working Capital, Closing Indebtedness or Closing Transaction Expenses and in the conduct of the review referred to in this Section 1.07(e), including the making available to the extent necessary of books, records, work papers, and personnel.

(f) The Closing Date Payment shall be:

(i) (A) increased by the amount, if any, by which the Final Net Working Capital is greater than the August 31 Net Working Capital (“Purchase Price Increase”); (B) decreased by the amount, if any, by which the Final Indebtedness is greater than the Estimated Indebtedness; and (C) decreased by the amount, if any, by which the Final Transaction Expenses is greater than the Estimated Transaction Expenses; and/or

(ii) (A) decreased by the amount, if any, that the August 31 Net Working Capital exceeds the Final Net Working Capital; (B) increased by the amount, if any, that the Estimated Indebtedness exceeds the Final Indebtedness; and (C) increased by the amount, if any, that the Estimated Transaction Expenses exceeds the Final Transaction Expenses (collectively, “Purchase Price Decrease”). To the extent there is a Purchase Price Increase as a result of and in accordance with this Section 1.07(f), the Purchaser will pay, in the manner provided in Section 1.07(g), to the Seller, the amount of any such excess. To the extent there is a Purchase Price Decrease as a result of and in accordance with this Section 1.07(f), the Seller will pay to the Purchaser, in the manner provided in Section 1.07(g), the amount of such excess.

(iii) Any payment pursuant to Section 1.07(f) will be made at a mutually convenient time and place within three (3) Business Days after the Final Net Working Capital, Final Indebtedness and Final Transaction Expenses have been determined by wire transfer by Purchaser or Seller to an account designated by Purchaser or Seller, as the case by may be.

(g) Any payments made pursuant to this Section 1.07 or Article 6, or the release of any portion of the Estimated Net Working Capital Adjustment Amount pursuant to Section 1.08, will be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by applicable Law.

1.08 Estimated Net Working Capital Adjustment Amount. Not later than five (5) Business Days following final determination of Final Net Working Capital, Final Indebtedness and Final Transaction Expenses in accordance with Section 1.07, the Purchaser shall release the remainder of the Estimated Net Working Capital Adjustment Amount in excess of the Purchase Price Decrease to the Seller. Notwithstanding anything herein to the contrary, to the extent the Estimated Net Working Capital Adjustment Amount exceeds the absolute value of the amount in dispute, based on the Notice of Disagreement delivered by the Seller pursuant to Section 1.07, the Purchaser shall release the portion of the Estimated Net Working Capital Adjustment Amount in excess of the amount in dispute to the Seller within five (5) Business Days following the Purchaser’s receipt of the Notice of Disagreement. The Estimated Net Working Capital Adjustment Amount will be the first source of funds used to satisfy the payment obligations of the Seller under Section 1.07; provided, however, that this right to deduct funds from the Estimated Net Working Capital Adjustment Amount is not the Purchaser’s sole and exclusive remedy for amounts owed pursuant to Section 1.07, and the Purchaser will, if applicable, have the right, at its option and in its sole discretion, to insist on payment directly from the Seller and Parent, on a joint and several basis, in the event such funds are insufficient to fully satisfy such obligations under Section 1.07. The Estimated Net Working Capital Adjustment Amount will be held and disbursed solely for the purposes of and in accordance with the terms of this Agreement.

1.09 Withholding Tax. The Purchaser will be entitled, upon reasonable prior notice to and in reasonable consultation with the Seller, to deduct and withhold from the Purchase Price all Taxes that the Purchaser may be required to deduct and withhold under any provision of applicable Law. All such withheld amounts will be treated as delivered to the Seller hereunder.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows as of the date hereof and as of Closing:

2.01 Incorporation and Authority; Enforceability. The Seller has the power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations under this Agreement and the Contemplated Transactions and is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Transaction Documents to which the Seller is a party and the consummation of the Contemplated Transactions has been validly executed and delivered by the Seller and, assuming the due authorization, execution, and delivery by the Company and the Purchaser, constitutes a legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

2.02 No Conflict. The execution and delivery of the Transaction Documents to which the Seller is a party does not, and the performance of this Agreement and the Contemplated Transactions by the Seller shall not, (a) assuming that all consents, approvals, and other authorizations solely relating to the Company and the Purchaser have been obtained and that all filings and other actions solely relating to the Company and the Purchaser have been made or taken, violate any Law applicable to the Seller, (b) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, instrument, or obligation (each, a “Contract”) to which the Seller is a party or by which the Seller is bound, (c) violate its Organizational Documents or (d) result in the creation of imposition of any Lien on the Seller’s Company Stock.

2.03 Share Ownership. The Seller is the record and beneficial owner, free and clear of any Liens or other restrictions on transfer, of all shares of the Company Stock outstanding. The Seller is not a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of the Company Stock or any options exercisable for the capital stock of the Company. The Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Company Stock.

2.04 Absence of Litigation. There is no Action pending or, to the Knowledge of the Seller, threatened, against the Seller before any Governmental Entity that would or seeks to delay or prevent the consummation of the Contemplated Transactions. The Seller is not subject to any continuing order of, consent decree, settlement agreement, or other similar written agreement with, or, to the Knowledge of the Seller, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination, or award of any Governmental Entity that would or seeks to delay or prevent the consummation of the Contemplated Transactions.

2.05 Brokerage. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Seller, and neither the Company nor the Purchaser shall be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Seller.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as follows as of the date hereof and as of Closing:

3.01 Organization and Qualification; Subsidiaries.

(a) The Company is duly organized, validly existing, and in good standing under the laws of the Province of Ontario and has the requisite power and authority to own, lease, and operate its properties and to carry on its business as it is now being conducted. The Company is qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its business makes such qualification or licensing necessary.

(b) The Company has no Subsidiaries.

3.02 Organizational Documents. The Company has made available to the Purchaser a complete and correct copy of its Organizational Documents, each as amended to date. All Organizational Documents of the Company are in full force and effect. The Company is not in violation of any of the provisions of its Organizational Documents.

3.03 Capitalization.

(a) The authorized share capital of the Company consists of an unlimited number of Common shares (collectively, the “Company Stock”), of which 156,322 Common shares of the Company Stock are issued and outstanding. All such shares of issued and outstanding Company Stock were duly authorized, validly issued, fully paid and non-assessable, were issued in compliance with all Laws, are not subject to, nor were they issued in violation of, any preemptive rights, and are owned of record and beneficially by the Seller free and clear of all Liens other than those arising under applicable securities laws or under the Organizational Documents.

(b) There are no (i) subscriptions, calls, contracts, options, warrants, or other rights, agreements, or arrangements to which the Company is a party or by which the Company is bound relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of the Company, (ii) securities of the Company or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of the Company, or (iii) equity equivalents, stock appreciation rights, phantom stock, or other ownership interests in the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem, or otherwise acquire any outstanding securities of the Company, to vote or to dispose of any shares of the Company Stock or to make any investment in any person. The Company is not a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or similar agreement relating to any equity securities of the Company or any other Contract relating to disposition, voting, or dividends with respect to any equity securities of the Company. All of the shares of the Company Stock have been issued by the Company in compliance with applicable securities laws.

3.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations under such Transaction Documents, and to consummate the Contemplated Transactions to be consummated by the Company. The execution, delivery, and performance of the Transaction Documents to which the Company is a party and the consummation by the Company of the Contemplated Transactions has been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions. The Transaction Documents to which the Company is a party have been validly executed and delivered by the Company and, assuming the due authorization, execution, and delivery by the Purchaser and the Seller, constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

3.05 No Conflict; Required Filings and Consents.

(a) Except as set forth in Schedule 3.05(a) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the Contemplated Transactions by the Company shall not, (i) violate or result in a breach of the Organizational Documents of the Company, (ii) violate any Law applicable to the Company, (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under any Contract to which the Company is a party or by which the Company is bound, or (iv) violate any permits, licenses, certificates, approvals, qualifications, authorizations, and registrations required by Law (each, an “Existing Permit”) of the Company.

(b) Except as set forth on Schedule 3.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the Contemplated Transactions by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, provincial, territorial, municipal, local, or foreign court, arbitral tribunal, administrative agency or commission or other public, statutory, governmental, semi-governmental or judicial body, entity, ministry, department or regulatory authority or administrative agency or commission (each, a “Governmental Entity”).

3.06 Compliance with Laws; Permits. The Company is in compliance with all Laws applicable to its business and operations other than acts of non-compliance which, individually or in the aggregate, are not material. All Existing Permits of the Company which are necessary to the conduct of the business of the Company are in full force and effect and the Company is not in violation of any Existing Permit other than acts of non-compliance which, individually or in the aggregate, are not material. The Company has maintained all records and has made all reports and filings required by the Existing Permits. No action is pending, or to the Knowledge of the Company, threatened, by any Governmental Entity to revoke, suspend, modify or limit any Existing Permit. All Existing Permits issued to the Company are listed on Schedule 3.06 of the Company Disclosure Schedule.

3.07 Financial Statements; Undisclosed Liabilities.

(a) True and complete copies of the following financial statements have been made available to the Purchaser: (i) the audited balance sheets of the Company as of December 31, 2015 and December 31, 2016, and the related audited statements of operations, retained deficit, and cash flows of the Company for the fiscal years then ended, and the reports of the Company’s independent auditors (the “Audited Financial Statements”), and (ii) the unaudited balance sheets of the Company as of December 31, 2017 and December 30, 2018, and the related unaudited statements of operations and cash flows of the Company for such periods (the “Unaudited Financial Statements”) and (iii) the unaudited balance sheets of the Company as of March 31, 2019, June 30, 2019, July 31, 2019 and August 31, 2019 (the “Interim Financial Statements” and, together with the Audited Financial Statements and the Unaudited Financial Statements, the “Financial Statements”). Except as set forth in Schedule 3.07(a) of the Company Disclosure Schedule, the Financial Statements (including, in each case, any notes to such statements) have been prepared on a basis consistent with the books and records of the Company, and present fairly the financial condition, results of operations and cash flows of the Company in all material respects in accordance with, in the case of the Unaudited Financial Statements and

Interim Financial Statements, the Specified Accounting Principles, and, in the case of the Audited Financial Statements, generally accepted accounting principles in effect in Canada at the date of determination as recommended in Part II – Accounting Standards for Private Enterprises (ASPE) of the CPA Canada Handbook – Accounting of the Chartered Professional Accountants of Canada, in each case, applied throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the Unaudited Financial Statements and Interim Financial Statements, footnotes and other presentation items, in each case none of which is material either individually or in the aggregate).

(b) The Company has no obligation or Liability other than: (i) liabilities and obligations set forth on the face of the balance sheet of the Company as of August 31, 2019 (the “Reference Balance Sheet”), (ii) liabilities and obligations which have arisen since the date of the Reference Balance Sheet in the ordinary course of business, and (iii) liabilities and obligations as and to the extent set forth on Schedule 3.07(b) of the Company Disclosure Schedule.

3.08 Absence of Changes or Events. Since the date of the Reference Balance Sheet, except as set forth in Schedule 3.08 of the Company Disclosure Schedule, the Company has conducted its businesses only in the ordinary course of business and in a manner consistent with past custom and practice (the “Ordinary Course of Business”), and none of the following have occurred:

(a) any Material Adverse Effect;

(b) any change in any method of accounting or accounting practice by the Company, except for any change required by a change in the Specified Accounting Principles or applicable Law;

(c) any (i) general increase in benefits payable under any existing severance or termination pay policies or (ii) material increase in compensation, bonus or other benefits payable to directors, officers or employees of the Company;

(d) any declaration or payment of any dividends or distributions with respect to equity securities of the Company or any redemption of any equity securities of the Company;

(e) any sale, lease or disposal of any of the Company’s assets, which assets individually have a value in excess of USD$50,000, other than inventory sold in the Ordinary Course of Business;

(f) any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) entered into by the Company involving more than USD$50,000 or outside the Ordinary Course of Business, including (without limitation) any severance, termination or change of control agreement with any directors, officers or employees of the Company;

(g) any acceleration, termination, modification, or cancellation of any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than USD$50,000 to which the Company is a party or by which it is bound;

(h) any imposition or creation of any Liens (other than Permitted Liens) upon any of the Company’s assets, tangible or intangible;

(i) any capital expenditure (or series of related capital expenditures) involving more than USD$50,000 or outside the Ordinary Course of Business;

(j) any capital investment in, any loan to, or any acquisition of the securities or assets of, any other person (or series of related capital investments, loans, and acquisitions) involving more than USD$50,000 or outside the Ordinary Course of Business;

(k) any issuance, sale, or other disposal of capital stock of the Company, or grant of any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any such capital stock;

(l) any entry into any employment contract or collective bargaining agreement by the Company, written or oral, or modification of the terms of any existing such contract or agreement; or

(m) any agreement to do any of the foregoing.

3.09 Litigation. Schedule 3.09 of the Company Disclosure Schedule sets forth an accurate and complete list of litigation, suits, claims, actions, proceedings, hearings, petitions, grievances, complaints, or investigations (an “Action”) that are pending or, to the Knowledge of the Company, threatened against the Company, or any property or asset of the Company, before any Governmental Entity or arbitrator. Except as set forth in Schedule 3.09 of the Company Disclosure Schedule, the Company is not subject to any continuing order of, consent decree, settlement agreement, or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination, or award of, any Governmental Entity. There are no outstanding orders, judgments, injunctions, awards, or decrees of any Governmental Entity against the Company.

3.10 Employee Benefit Plans.

(a) Schedule 3.10(a) of the Company Disclosure Schedule lists all employee benefit plans and all bonus, stock option or equity incentive, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, or change in control or severance plans, programs, policies, agreements or arrangements or other material benefit plans, programs, policies, agreements or arrangements (collectively, the “Plans”). For certainty, employee benefit plans do not include any statutory plan with which the Company is required to comply, including the Canada Pension Plan, Quebec Pension Plan or any plan administered under applicable provincial employer health tax, workers’ compensation, workplace safety and insurance and employment insurance legislation.

(b) Except as disclosed in Schedule 3.10(b) of the Company Disclosure Schedule, no Plan exists that would result in the payment to any present or former employee, director or consultant of the Company of any money or other property or accelerate or provide any other rights or benefits to any current or former employee, director, or consultant of the Company as a result of the Contemplated Transactions (whether alone or in connection with any other event).

(c) With respect to each Plan, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, (ii) no administrative investigation, audit or other administrative proceeding by any Governmental Entity, is pending, in progress or, to the Knowledge of the Company, threatened.

(d) All contributions, premiums or other payments that are due have been paid with respect to each Plan.

(e) The Company does not sponsor any Plans that are defined benefit pension plans. The pension plans included in the Plans are registered (if required) under and are in material compliance with all applicable Laws, and all reports, returns and filings required to be made thereunder have been made. None of the Plans provides post-retirement benefits to employees of the Company or any of their beneficiaries or dependents.

(f) Except for payment of the Retention Amount in accordance with Section 5.07(b), none of the employees of the Company shall be entitled, after the Closing, to any cash bonus from the Company or any of its Affiliates relating to the calendar year ended December 31, 2019. All unvested restricted stock units held by any Company employees, entitling such employees to the issuance of shares of common stock of the Parent, shall be forfeited as of the Closing Date and the Company has no obligation or Liability prior to the Closing, and will have no obligation or Liability after the Closing, with respect to (a) such unvested restricted stock units held by any Company employees or (b) any Plans, including Parent’s 2016 Omnibus Incentive Plan (i.e., the Short-Term Incentive Program and the Long-Term Incentive Program).

3.11 Labour and Employment Matters.

(a) Except as set forth on Schedule 3.11(a) of the Company Disclosure Schedule, there are no collective bargaining agreements to which the Company is a party applicable to persons employed by the Company. There are no unfair labour practice complaints pending against the Company before any Governmental Entity, and none have been filed against the Company within the past three (3) years. There is no strike, controversy, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company, nor has there been any such strike, controversy, slowdown, work stoppage or lockout within the past three (3) years. There are no outstanding charges or orders requiring the Company to comply with the Occupational Health and Safety Act (Ontario) or comparable legislation of any other jurisdiction.

(b) Except as set forth on Schedule 3.11(b) of the Company Disclosure Schedule, none of the persons employed by the Company are subject to written employment agreements. Seller has made available to Purchaser a complete and correct list of all employees and independent contractors of the Company, showing for each: (i) employee or contractor identification number, (ii) hire date, (iii) current job title, (iv) status as employee or independent contractor, (v) current base salary, and (vi) annual vacation entitlement.

(c) The Company has provided the Purchaser with complete and correct copies of current (i) severance, vacation or other paid leave policies of the Company, (ii) trade secret, non-compete, non-disclosure and invention assignment agreements between the Company and its current employees, and (iii) manuals and handbooks applicable to employees or consultants of the Company.

3.12 Real Property.

(a) Schedule 3.12(a) of the Company Disclosure Schedule lists all real property currently owned by the Company, (the “Real Property”). The Company is not a party to any agreement or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, the Company. The Company does not lease any real property as lessee.

(b) Schedule 3.12(b) of the Company Disclosure Schedule (the “Real Property Leases”) lists the Real Property that the Company leases as lessor. The Company has made available to the Purchaser a true and complete copy of each Real Property Lease (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) and (A) each such Real Property Lease is legal, valid, binding, enforceable, and in full force and effect, (B) the consummation of the Contemplated Transactions do not require the consent of any other party to any such Real Property Lease and will not result in a breach of or a default under any such Real Property Lease, and (C) neither the Company nor, to the Knowledge of the Company, any other party to the Real Property Lease is in breach or default under any such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute such a breach or default, or permit the termination, modification, or acceleration of rent under any such Real Property Lease.

(c) To the Knowledge of the Company, no condemnation or eminent domain proceedings that affect any Real Property exist. As of the date of this Agreement, the Real Property constitutes all the real property used in the business of the Company.

(d) To the Knowledge of the Company, all buildings, structures, improvements, fixtures, building systems, sewers (if any currently exist), water lines, private roadways, rail sidings, fences, gates, towers, bridges and similar infrastructure which are not owned by a municipal or other public utility or other Governmental Entity (collectively, “Infrastructure”) on, in, under or appurtenant to the Real Property or otherwise used in connection with operation of the Business at the Real Property as conducted by the Company prior to and as of the Closing Date, are in reasonable operating condition, ordinary wear and tear excepted. The Real Property is zoned so as to permit its current use. The use by the Company of the Real Property is in material compliance with applicable Laws and, in particular, is not in breach of any building, zoning or other statute, by-law, ordinance, regulation, covenant, restriction or official plan and the buildings and structures on the Real Property have access to public roads, or the Company has valid easements over private streets or private property for ingress to and egress from such buildings and structures.

(e) The Company is the holder of certain rights under certain siding agreements, leases, licenses, construction authorizations, easements and similar agreements granted to or used by the Company for the Business, including agreements providing for the installation and maintenance of Infrastructure on, from and over lands owned by third parties, including all of the agreements for Infrastructure on, over and under the CNR lands adjacent to the Real Property and initially granted to predecessors in title of the Real Property of the Company (“Infrastructure Easements”). As of the Closing Date, the Company does not have any Knowledge of any circumstances that would render the Infrastructure Easements invalid or subject to termination and has received no notices from third parties indicating that the Infrastructure Easements are not valid or alleging any subsisting default under the terms and conditions of such Infrastructure Easements. Except for the fees currently paid “in kind” pursuant to the Trillium Lease, no fees or other expenses are paid or payable as of the Closing Date to any third party under the Infrastructure Easements for their use and operation.

3.13 Sufficiency of Assets; Personal Property.

(a) Except as set forth in Schedule 3.13 of the Company Disclosure Schedule, the Company owns good and marketable title, free and clear of all Liens, other than Permitted Liens, to all of the real, personal and tangible property and assets shown on the Reference Balance Sheet or acquired thereafter. The assets of the Company include all of those assets (real, personal and tangible) necessary to conduct the Business as presently conducted and enables the Company to operate the Business in the same manner as operated by the Company prior to and as of the Closing Date.

(b) All of the Company’s machinery, equipment and other tangible personal property and assets are in generally good condition and repair in all material respects, ordinary wear and tear excepted, and are useable in the ordinary course of business.

3.14 Intellectual Property.

(a) Schedule 3.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the following that are owned or used by the Company (identifying for each, the owner): (i) all patented or registered Intellectual Property, including all Internet domain name registrations; (ii) all pending patent applications or other applications for registration of Intellectual Property; and (iii) all trade or corporate names and all material unregistered trademarks and service marks.

(b) Except as provided in Schedule 3.14(b) of the Company Disclosure Schedule, (i) the Company has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any third party, and the business of the Company as now conducted and presently proposed to be conducted does not and would not so violate, infringe or misappropriate such Intellectual Property rights, (ii) there are no Actions instituted or pending against the Company or, to the Knowledge of the Company, threatened by any person contesting or challenging the ownership or right of the Company to use any Company Intellectual Property

Rights, and to the Knowledge of the Company, no person is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of the Company, (iii) each trademark registration, service mark registration, copyright registration, and patent that is owned by the Company has been maintained in good standing and, with respect to those licensed to the Company, has, to the Knowledge of the Company, been maintained in good standing, (iv) there is no Intellectual Property owned by a third party that the Company is using without a license, (v) the Company owns or possesses adequate licenses or other rights to use all Intellectual Property necessary to conduct the Company’s business (“Company Intellectual Property Rights”) free and clear of all Liens, (vi) all of the Company Intellectual Property Rights owned by the Company are valid, subsisting and enforceable, and (vii) the Company has not received any written, or to the Knowledge of the Company, oral notice claiming that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any third parties. The Company does not use, and it will not be necessary to use, any inventions of any of its employees or consultants (or persons it currently intends to hire) made prior to his or her employment by the Company. Each current and former salaried employee, independent contractor and consultant has assigned to the Company (or the party that assigned such Intellectual Property to the Company) all Intellectual Property rights he or she developed in the course of his or her employment or engagement by the Company, and has assigned to the Company (or the party that assigned such Intellectual Property to the Company) any other Intellectual Property rights he or she owns that the Company uses in the Company’s business as now conducted and as presently proposed to be conducted. The Company has used reasonable efforts to prevent disclosure of the Company’s confidential information, to maintain the secrecy and value of the Company’s trade secrets, and to protect, preserve and maintain the Company’s Intellectual Property.

(c) The Company has complied in all material respects with all applicable Laws pertaining to data, the collection and use of data, personally identifiable information and bulk commercial faxes and e-mail. The Company has the right (and upon consummation of the transactions contemplated by this Agreement, the Purchaser will have the right) to use all of the information in each of its databases.

3.15 Taxes.

(a) (i) The Company has timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by it, and any such filed Tax Returns are true, correct and complete and (ii) the Company has timely paid any Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which the Company has set aside adequate reserves.

(b) Except as set forth in Schedule 3.15(b) of the Company Disclosure Schedule, no deficiency for any Tax has been asserted or assessed by any Governmental Entity in writing against the Company.

(c) Except as set forth in Schedule 3.15(c) of the Company Disclosure Schedule, (i) there are no pending or threatened audits, examinations, investigations or other proceedings in respect of a material amount of Taxes of the Company with respect to which the Company has been notified in writing and (ii) the Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes, which waiver or agreement is still in effect.

(d) The Company is not a party to any indemnification, allocation, or sharing agreement with respect to Taxes that would give rise to a payment or indemnification obligation.

(e) The Company has properly withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any shareholder, employee, creditor, independent contractor, non-resident or other third party.

(f) To the Company’s Knowledge, no claim has been made since January 1, 2017 by a taxing authority in a jurisdiction where the Company does not file Tax Returns that such person is or may be subject to taxation by such jurisdiction nor, to the Knowledge of the Company, is there a basis for such a claim.

(g) No Permitted Liens for Taxes exist except for statutory Liens for Taxes not yet due.

(h) Immediately prior to the Intercompany Loan Forgiveness, the Company had a non-capital loss balance of at least CAD$71,000,000.

(i) The Company is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to GST, and its registration number is 80088 0056 RT0001.

(j) The Company has duly and timely collected all amounts on account of any sales or transfer Taxes required by applicable Tax Legislation to be collected by it, (including any applicable GST, provincial, territorial or state sales Taxes), and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Tax Legislation to be remitted by it.

(k) Other than in respect of the Intercompany Loan Forgiveness, there are no circumstances existing that could result in the application of Sections 15, 78, or 80 through 80.04 of the Tax Act to the Company.

(l) Except as set forth on Schedule 3.15(m) of the Company Disclosure Schedule, for all transactions between the Company and any non-resident Person with whom the Company was not dealing at arm’s length (within the meaning of the Tax Act), the Company has made or has obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) through (c) of the Tax Act, if required under the Tax Act.

3.16 Environmental Matters.

(a) Compliance. Except as set forth in Schedule 3.16(a) of the Company Disclosure Schedule, the Company is in compliance and has been in compliance for the last three (3) years with all applicable Environmental Laws, except for non-compliance that, individually or in the aggregate, is not material. The Company has not received any written notice of any violation or Action from any Governmental Entity that the Real Property, or the operations of the Business or the Company’s facility, are not, or have not been, in material compliance with Environmental Laws.

(b) Permits. The Company has obtained and is in compliance with all Environmental Permits that are required for the occupation of its facilities and the operation of the Business, and except for any non-compliance that is immaterial or that has been fully and finally resolved with no future obligation. The Company has maintained all records and has made all reports and filings required by the Environmental Permits. No action is pending, or to the Knowledge of the Company, threatened, by any Governmental Entity to revoke, suspend, modify or limit any Environmental Permit. All Environmental Permits issued to the Company and true and complete copies of all applications for additional Environmental Permits or to amend an Environmental Permit are listed on Schedule 3.16(b) of the Company Disclosure Schedule.

(c) Pending or Threatened Environmental Claims. Except as set forth on Schedule 3.16(c) of the Company Disclosure Schedule, there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company, including in connection with the Real Property or any other locations to which the Company has sent, or has caused to be sent, any Hazardous Materials. Schedule 3.16(c) of the Company Disclosure Schedule lists all unresolved Environmental Claims against the Company. The Company has not received any written request for information, notice of claim, demand or other written notification or communication that it is or may be potentially responsible with respect to any liability or obligation related to any Environmental Laws or to any threatened or actual Release of any Hazardous Materials, except for liabilities and obligations which, individually or in the aggregate, are not material. There is no pending, or to the Knowledge of the Company, contemplated, Action against the Company under any Environmental Law. The Company has not entered into any agreement with any person regarding any Environmental Law or assumed or retained any material Liability arising from or relating to any Environmental Law.

(d) Release of Hazardous Materials; No Hazardous Materials on Real Property. Except as set forth on Schedule 3.16(d) of the Company Disclosure Schedule, no Hazardous Materials are being Released, or to the Knowledge of the Company, threatened to be Released, on, at, or under the Real Property, and to the Knowledge of the Company, at any other location to which the Company has sent, or has caused to be sent, Hazardous Materials, where such Releases or threatened Releases are in an amount that would require clean-up under any applicable Environmental Law.

(e) Storage Tanks; Hazardous Wastes; Asbestos and PCBs. Except as set forth on Schedule 3.16(e) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no underground storage tanks on or at the Real Property. There are no hazardous waste storage, treatment or disposal units or waste surface impoundments at the Real Property. All regulated asbestos containing material and polychlorinated biphenyls equipment on, in or at the Real Property have been identified and are being managed in compliance with applicable Environmental Laws. The Company has provided the Purchaser with copies of all asbestos management plans.

(f) Reports. The Company has delivered to the Purchaser true and complete copies and results of any assessments, investigations, audits, reports, asbestos records, studies, surveys, analyses, tests, or monitoring possessed or initiated by the Company or the Seller or their respective Representatives pertaining to (i) matters in this Section 3.16, (ii) Hazardous Materials or activities in, on, or under the Real Property, or (iii) compliance with Environmental Laws by the Company. To the Knowledge of the Company, no other documents reflecting such assessments, audits, reports, studies, analyses, tests, or monitoring pertaining to the Real Property or Business exist.

3.17 Specified Contracts.

(a) Schedule 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list of the Specified Contracts. The Company has made available to the Purchaser true and complete copies of each of the Specified Contracts, together with all amendments, waivers or other changes thereto and true and complete written summaries of any oral Specified Contracts.

(b) Except as set forth in Schedule 3.17(b) of the Company Disclosure Schedule, (i) each Specified Contract is a legal, valid, and binding obligation of the Company, in full force and effect and enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) the Company has not received written or, to the Knowledge of the Company, any other notice, nor has reason to believe, that any Specified Contract is not a legal, valid, and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) the Company is not and, to the Knowledge of the Company, no counterparty is, in breach or violation of, or default under, any Specified Contract, (iv) the Company has not received any claim of default under any Specified Contract, and (v) no event has occurred which would result in a breach or violation of, or a default under, any Specified Contract (in each case, with or without notice or lapse of time or both).

(c) For purposes of this Agreement, the term “Specified Contract” means any of the following Contracts (together with all exhibits and schedules thereto) to which the Company is a party as of the date of this Agreement:

(i) any limited liability company agreement, joint venture, or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the Business of the Company;

(ii) any Contract relating to (A) Indebtedness for borrowed money and having an outstanding principal amount in excess of USD$50,000 or (B) conditional sale arrangements, obligations secured by a Lien, or interest rate or currency hedging activities, in each case in connection with which the aggregate actual or contingent obligations of the Company under such Contract are greater than USD$50,000;

(iii) any Contract that purports to limit the right of the Company (A) to engage or compete in any line of business or (B) to compete with any person or operate in any location or during any period of time, in the case of each of (A) and (B), in any respect material to the Business of the Company, taken as a whole;

(iv) any Real Property Lease;

(v) any Contract for a remaining term of one (1) year or greater involving (A) the supply of goods or services to or from the Company, or (B) the distribution of goods or services to or from the Company, in each case, where the amount or value of the goods and services remaining to be provided is in excess of USD$50,000;

(vi) any licensing arrangement or other agreement in which rights have been granted with respect to Intellectual Property (other than licenses of commercial off-the-shelf software with a replacement cost and/or annual license fee of less than USD$50,000);

(vii) any Contract entered into after January 1, 2016 or not yet consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration under such Contract in excess of USD$50,000 other than inventory;

(viii) any Contract which by its terms calls for aggregate payments by the Company under such Contract of more than USD$50,000 over the remaining term of such Contract;

(ix) any acquisition Contract pursuant to which the Company has continuing indemnification, “earn-out” or other contingent payment obligations, in each case, that would reasonably be expected to result in payments in excess of USD$50,000;

(x) any Contract for the employment or retention of any person providing for severance obligations beyond the statutory minimum provided in the Employment Standards Act (Ontario);

(xi) any Contract with the Seller and their Affiliates (other than the Company);

(xii) any Contract under which the consequences of a default or termination could have a Material Adverse Effect;

(xiii) any Contract that requires the Company to purchase its total requirements of any product or service from a third party or contains any “take or pay” provisions; and

(xiv) any Contract that contains a “most favored nations” provision.

3.18 Insurance. The Company maintains insurance policies (the “Insurance Policies”) against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses and true and complete copies of all the Insurance Policies have been made available by the Company to the Purchaser. With respect to each Insurance Policy and except as set forth on Schedule 3.18 of the Company Disclosure Schedule: (a) the Insurance Policy is in full force and effect; (b) the Company is not in material breach or default with respect to payment, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the Insurance Policy; and (c) no written, or, to the Knowledge of the Company, other notice of cancellation or termination has been received other than in connection with ordinary renewals.

3.19 Customer; Suppliers.

(a) The Company has disclosed to the Purchaser the ten (10) largest suppliers of the Company based on amounts invoiced during the twelve (12) month period ended June 30, 2019, and indicates with respect to each, the name and address, dollar volume, and nature of the relationship. There exists no actual or, to the Knowledge of the Company, threatened, termination, cancellation or limitation of, or any adverse modification or change in, the business relationship of the Company with any such supplier.

(b) The Company has disclosed to the Purchaser the ten (10) largest customers of the Company based on sales volumes during the twelve (12) month period ended June 30, 2019. There exists no actual or, to the Knowledge of the Company, threatened, termination, cancellation or limitation of, or any adverse modification or change in, the business relationship of the Company with any such customer.

3.20 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

3.21 Inventory. All inventory of the Company reflected on the Financial Statements or acquired since the date thereof was acquired and has been maintained in the Ordinary Course of Business, and all inventory reflected on the Unaudited Financial Statements is reflected thereon in accordance with the Specified Accounting Principles, is of good and merchantable quality and consists of a quantity useable and/or saleable in the Ordinary Course of Business. No person has any Lien on the inventory of the Company or any part thereof other than Permitted Liens. Except as set forth in Schedule 3.21 of the Company Disclosure Schedule, no inventory is held on consignment basis or held at any off-site location that is not the Company’s Welland, Ontario facility.

3.22 Product Warranty. Schedule 3.22 of the Company Disclosure Schedule includes copies of the standard terms and conditions of sale for products sold by the Company (containing applicable guaranty, warranty, and indemnity provisions as provided by the Company, without regard to any guaranty, warranty or indemnity provisions of the products provided by the manufacturers or distributors thereof). The Company does not have a return policy. No product sold by the Company is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale set forth in Schedule 3.22 of the Company Disclosure Schedule. The reserve for product warranty claims and returns set forth in the Financial Statements (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company, is sufficient to capture the costs and expenses associated with such claims. Schedule 3.22 of the Company Disclosure Schedule lists all warranty claims not yet settled by the Company.

3.23 Accounts Receivable. Except as set forth in Schedule 3.23 of the Company Disclosure Schedule, subject to the reserves set forth on the face of the Financial Statements (rather than any notes thereto), the accounts receivable of the Company as set forth on the Financial Statements or arising since the date thereof (a) are valid; (b) have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the Ordinary Course of Business; (c) are not subject to set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business; and (d) are collectible in the Ordinary Course of Business and, to the Knowledge of the Company, there exists no reason as of the date hereof that the accounts receivable of the Company set forth on the Financial Statements will not be fully collected without setoff within 120 days after having been created using commercially reasonable efforts (excluding litigation and assignment to a collection agency).

3.24 U.S. CBP Investigation. The Company and the Parent have, prior to the date hereof, (a) fully disclosed (or caused to be disclosed) to Purchaser, all relevant information in its possession relating to the ongoing U.S. CBP Investigation and the activities and events that are the subject thereof, that, in each case, relate to the U.S. CBP Investigation and its outcome (or on a reasonable evaluation of the likely outcome), (b) made available to the Purchaser copies of all written correspondence between the Company and any of its Affiliates and U.S. Customs and Border Protection (“CBP”) and (c) fully disclosed (or caused to be disclosed) to Purchaser the List of Entries.

3.25 Residence of Seller. The Seller is not a “non-resident” of Canada within the meaning of the Tax Act.

3.26 No Other Representations or Warranties. The representations and warranties set forth in this Article 3 are the only representations and warranties of the Company, and the Company is not making any other representations or warranties.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller and the Company as follows as of the date hereof and as of the Closing:

4.01 Corporate Organization. The Purchaser is a corporation duly organized, validly existing, and subsisting under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease, and operate its properties and to carry on its business as it is now being conducted.

4.02 Authority. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations under this Agreement and the Contemplated Transactions. The execution, delivery, and performance of this Agreement by the Purchaser and the consummation of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate or other proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Company and the Seller, constitutes a legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser and the consummation by the Purchaser of the Contemplated Transactions shall not, (i) violate its Organizational Documents, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, violate any Law applicable to the Purchaser, or (iii) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under any Contract to which the Purchaser is a party, except, with respect to clauses (ii) and (iii), for any such violations, breaches, defaults, or other occurrences which would not, individually or in the aggregate, prevent, or delay consummation of the Contemplated Transactions or otherwise prevent or delay the Purchaser from performing its obligations under this Agreement or the Contemplated Transactions.

(b) The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser and the consummation by the Purchaser of the Contemplated Transactions shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for any of the notification requirements of the competition or antitrust laws of any applicable jurisdiction.

4.04 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Purchaser, threatened, against the Purchaser or any of its Affiliates before any Governmental Entity that would or seeks to delay or prevent the consummation of the Contemplated Transactions. As of the date of this Agreement, neither the Purchaser nor any of its Affiliates is subject to any continuing order of, consent decree, settlement agreement, or other similar written agreement with, or, to the Knowledge of the Purchaser, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination, or award of any Governmental Entity that would or seeks to delay or prevent the consummation of the Contemplated Transactions.

4.05 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Purchaser and the Company shall not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Purchaser.

4.06 Solvency; Post-Closing Financial Obligation of Purchaser. Purchaser is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this section, “insolvent” means that the sum of the debts and other probable liabilities of Purchaser exceeds the present fair saleable value of Purchaser’s assets. Immediately following the Closing, (i) Purchaser will be able to pay its liabilities as they become due in the usual course of its business, (ii) Purchaser will not have unreasonably small capital with which to conduct its present or proposed business, (iii) Purchaser will have assets (calculated at fair market value) that exceed its liabilities, and (iv) Purchaser will have and maintain adequate financial resources to pay, perform and fully discharge all of its liabilities under this Agreement, including, without limitation, payment of the Purchase Price.

4.07 Investment Canada Act. Purchaser is a “WTO investor” within the meaning of the Investment Canada Act (Canada).

4.08 No Other Representations or Warranties. The representations and warranties set forth in this Article 4 are the only representations and warranties of Purchaser, and Purchaser is not making any other representations or warranties.

ARTICLE 5.

ADDITIONAL AGREEMENTS

5.01 Public Announcements. The Purchaser and the Seller shall mutually consult concerning the initial news releases concerning this Agreement and the transactions contemplated hereby, and neither Party shall issue any such news release or other announcement without the consent of the other Party, except as otherwise required by applicable Law, including under the Securities Exchange Act of 1934, as amended. Thereafter, without the consent of the Purchaser and the Seller, which consent shall not be unreasonably withheld, conditioned or delayed, the Parties hereto will not, and will not permit any of their respective Affiliates or Representatives to, issue or cause the publication of any news release or make any other public announcement with respect to the transactions contemplated by this Agreement, except as otherwise required by applicable Law.

5.02 Confidentiality. For a period of five (5) years after Closing, the Seller shall continue to maintain the confidentiality of all non-public information, documents and materials relating to the Company, except to the extent disclosure of any such information (i) is required or requested by applicable Law, regulation or judicial, legal or regulatory process, or reasonably occurs in connection with disputes over the terms of this Agreement; (ii) is required in connection with continued service to the Company; or (iii) is disclosed to lawyers, accountants, auditors or consultants to, or shareholders or investors of, any of Seller (“Seller Representatives”) and prior to making any disclosure to any Seller Representatives, the Seller shall have informed the Seller Representative of the confidential nature of the information and directed the Seller Representative to hold such information in confidence, and the Seller Representative shall have agreed to act in accordance with obligations of confidentiality substantially similar to the terms of this Section 5.02. In the event that the Seller reasonably believes after consultation with counsel that it is required or has been requested by applicable Law, regulation or judicial, legal or regulatory process to disclose any confidential information described in this Section 5.02, the Seller will (a) to the extent legally permitted, provide the Company with prompt notice before such disclosure so that the Company may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such confidential information and (b) reasonably cooperate with the Company (at the Company’s expense) in attempting to obtain such order or assurance. The provisions of this Section 5.02 shall not apply to any information, documents or materials which are, as shown by appropriate written evidence, in the public domain or, as shown by appropriate written evidence, shall come into the public domain, other than by reason of breach by the applicable Party bound hereunder or its Affiliates.

5.03 Non-competition; Non-solicitation.

(a) For a period of five (5) years from the Closing Date (the “Restriction Period”), neither the Seller nor any of its Affiliates shall, directly or indirectly through another person, anywhere in North America:

(i) engage in any business or activity that competes, directly or indirectly, with the manufacture or sale of stainless steel ingots, billets, and blooms engaged in by the Company (the “Restricted Business”); provided, however, that providing forging or machining services to a competitor of the Company is not deemed to be a Restricted Business; or

(ii) invest in, own, manage, operate, finance, control, advise, render services, other than forging or machining services, to or guarantee the obligations of any person engaged in any business or activity that competes with the Restricted Business; provided, however, that the Seller and any of its Affiliates may purchase or otherwise acquire up to (but not more than) three percent (3%) of any class of the securities of any person (but may not otherwise participate in the activities of such person) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

(b) During the Restriction Period, the Seller shall not directly or indirectly through another person,

(i) solicit the business of any person who is a customer of the Company with respect to the Restricted Business;

(ii) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of the Company to cease doing business with such parties, to deal with any competitor of the Company, or in any way interfere with its relationship with such parties;

(iii) cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of the Seller or its Affiliates on the Closing Date or within the year preceding the Closing Date to cease doing business with the Company, to deal with any competitor of the Company, or in any way interfere with its relationship with such parties with respect to the Business;

(c) For a period of eighteen (18) months immediately following the Closing Date, except with respect to Tim Clutterbuck, which period shall be for three (3) years immediately following the Closing Date:

(i) The Seller and its Affiliates will not, directly or indirectly, by or through any persons, hire, retain or attempt to hire or retain any employee or independent contractor of the Company or any of its Affiliates or in any way interfere with the relationship between the Company and any of its employees or independent contractors; provided that the foregoing shall not apply to general non-targeted employment advertisements of Seller or any of its Affiliates.

(ii) The Purchaser will not, directly or indirectly, by or through any of their Affiliates hire, retain or attempt to hire or retain any employee or independent contractor of the Seller or any of its Affiliates or in any way interfere with the relationship between the Seller or any of its Affiliates, as applicable, and any of their respective employees or independent contractors; provided that the foregoing shall not apply to general non-targeted employment advertisements of Purchaser.

(d) The Seller shall not make any disparaging statement, either orally or in writing, regarding the Purchaser, the Company, the Business, products, or services thereof, or any of their respective equity holders, directors, officers, employees, or agents. The Purchaser shall not make any disparaging statement, either orally or in writing, regarding the Seller or the Parent or any of their respective businesses, directors, officers, employees or agents.

(e) If, at the time of enforcement of this Section 5.03, a court shall hold that the duration, scope, geographic area or other restrictions stated herein are unreasonable under circumstances then existing, the Parties agree that the maximum duration, scope, geographic area or other restrictions deemed reasonable under such circumstances by such court shall be substituted for the stated duration, scope, geographic area or other restrictions.

(f) The parties recognize and affirm that in the event of breach by any of them of any of the provisions of this Section 5.03, money damages would be inadequate, and the non-breaching party would have no adequate remedy at law. Accordingly, the Seller, on the one hand, and the Purchaser, on the other hand, agree that the non-breaching party (or its Affiliates, if applicable) shall have the right, in addition to any other rights and remedies existing in their favor, to enforce their rights and the breaching party’s obligations under this Section 5.03 not only by an action or actions for damages, but also by an action or actions for specific performance, injunctive and/or other equitable relief in order to enforce or prevent any violations (whether anticipatory, continuing or future) of the provisions of this Section 5.03 (including, without limitation, the extension of the Restriction Period by a period equal to (i) the length of the violation of this Section 5.03 plus (ii) the length of any court proceedings necessary to stop such violation). In the event of a breach or violation by a party of any of the provisions of this Section 5.03, the running of the Restriction Period (but not of the party’s obligations under this Section 5.03) shall be tolled with respect to the breaching party during the continuance of any actual breach or violation.

5.04 Access to Records and Management Team; Inventory Inspection; Investigation and Litigation Cooperation.

(a) The Purchaser and the Seller agree to furnish to each other and the Representatives, in the case of the Purchaser, and the Seller Representatives, in the case of the Seller, upon request as promptly as practicable, such information, access to personnel and to property and assistance relating to the Business as is reasonably necessary for filing of any Tax Return, declaration or report, the making of any election relating to Taxes, the preparation of any audit by any taxing authority, the preparation of any financial audit by any accountant and any testing reasonably necessary to complete any such audit, or the prosecution or defense of any claim, suit or proceeding, including, without limitation, the U.S. CBP Investigation; provided, however, that such information and assistance shall be provided in a manner that will not unreasonably disrupt the business of the party providing such information or assistance.

(b) On September 26, 2019, the Seller shall deliver to the Purchaser a statement setting forth a reasonably detailed description of the inventory of the Company as of the close of business on such date (the “Closing Inventory”); it being understood and agreed that such calculation shall not include (i) any inventory that is obsolete or otherwise unsaleable and not usable as scrap or (ii) any inventory that has been sold by the Company or any of its Affiliates prior to the Closing, whether or not such inventory shall have been shipped to the purchaser thereof prior to the Closing. The Purchaser shall be entitled to conduct, on the Closing Date or three (3) days prior thereto, a physical count sampling (an “Inventory Inspection”), in its sole discretion, of all or a portion of the Closing Inventory, which shall include, at a minimum, the physical count of the Closing Inventory located at the warehouses or storage facilities at which the Closing Inventory shall at such time be physically located. Appropriate Representatives of the Purchaser and appropriate Representatives of the Seller shall be permitted to attend any such Inventory Inspection.

(c) If the Seller or the Purchaser shall participate in any suit, action, proceeding, audit or investigation concerning the Business (excluding any suit or action between Seller and Purchaser), the parties shall, upon the request of the party involved in such suit, action, proceeding, audit or investigation cooperate fully with such party, at such party’s expense in connection therewith, except to the extent that such suit, action, proceeding, audit or investigation arises from or constitutes a breach by any such party of any covenant or agreement contained in this Agreement and the other agreements provided for herein.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Seller has, in Article 6, acknowledged and agreed in writing its obligation to indemnify the Purchaser and its Affiliates hereunder against any Losses that may result from the U.S. CBP Investigation (subject to the applicable limitations on indemnification set forth in Section 6.04). After the Closing, Parent shall assume and control the defense of the U.S. CBP Investigation, including an action, if any, arising under Section 592 of the Tariff Act of 1930, as amended, or similar action in which negligence, gross negligence or fraud in relation to CBP is alleged, at its sole expense and through counsel of its choice; provided, however, that the Company may, at its election and in its sole discretion, participate in any such proceeding in connection with the U.S. CBP Investigation (beyond the level of cooperation required below) at its sole expense and through counsel of its choice and, in any such action in which gross negligence or fraud is alleged, the Company may, at its election and in its sole discretion, elect to have a stronger involvement in the defense (which greater involvement shall involve, among other activities reasonably requested by the Purchaser, (i) the Purchaser having greater input into overall strategy and material decisions and Parent reasonably considering the Company’s input, (ii) Parent permitting the Purchaser to participate in all meetings and telephone calls with CBP, and (iii) Parent providing the Purchaser with a reasonable opportunity to review and comment on any and all correspondence with CBP and Parent reasonably considering and incorporating any comments made by the Purchaser in any such correspondence). The Purchaser and the Company shall reasonably cooperate with Parent in such defense and make available to Parent, at Parent’s sole expense, all witnesses, pertinent records, materials, and information in the Purchaser’s or the Company’s possession or under the Purchaser’s or the Company’s control relating thereto as is reasonably required by Parent. Neither the Purchaser nor the Company shall communicate directly with the CBP in regards to the U.S. CBP Investigation without the involvement of Parent if (and only if) the subject of any such communication would, or would be reasonably likely to, pertain to circumstances under which the Seller or any of its Affiliates would incur Losses under Section 6.02 or otherwise. Notwithstanding the foregoing, (x) neither the Purchaser nor the Company shall execute any documents, enter into any settlement or other agreement, answer any inquiries from CBP, or take any other action related to the U.S. CBP Investigation without prior written consent of Parent (upon advice of Parent’s outside counsel) and (y) Parent shall not enter into any agreement, consent to any settlement, or take any other action that would directly impose any liability on the Company or any of its officers or employees without the prior written consent of the Company and the Purchaser, which consent shall not be unreasonably withheld or delayed so long as (1) such liability is a Loss for which the Seller is required to indemnify the Purchaser Indemnitees in accordance with Section 6.02 of this Agreement or (2) in the case of a settlement or agreement, such settlement or agreement results only in a monetary payment to CBP and the Seller provides the full amount of such payment to the Company prior to entering into the settlement or agreement to be remitted by the Company to CBP. The Purchaser and the Company shall use reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, including a durable power-of-attorney, as may be required to enable the Seller to carry out the provisions of this Section 5.04(d).

(e) Notwithstanding anything to the contrary set forth in this Agreement, after the Closing, Parent may, on behalf of the Company and with its reasonable assistance, at the sole expense Parent and through counsel of its choice, protest and pursue a refund of the tariffs paid by the Company to CBP prior to the Closing (the “Tariffs Protest”); provided, however, that Parent shall make available to the Purchaser copies of all written correspondence between Parent and CBP relating to the Tariffs Protest and its outcome. Parent shall be entitled to receive any and all amounts refunded by CBP in connection with the Tariffs Protest and, if the Purchaser or any of its Affiliates receives any such refunded amount, the Purchaser or such Affiliate shall promptly pay such refunded amount to Parent. Neither the Purchaser nor the Company shall communicate directly with the CBP in regards to the Tariffs Protest without the involvement of

Parent if (and only if) the subject of any such communication would, or would be reasonably likely to, pertain to circumstances under which the Seller or any of its Affiliates would incur Losses under Section 6.02 or otherwise. The Purchaser and the Company shall use reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, including a durable power-of-attorney, as may be required to enable the Seller to carry out the provisions of this Section 5.04(e).

5.05 Fees and Expenses. Except as otherwise set forth in this Agreement, all Expenses incurred in connection with this Agreement shall be paid by the Party incurring such Expenses. As used in this Agreement, “Expenses” includes all reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers (if any), experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and all other matters related to the Contemplated Transactions.

5.06 Release.

(a) The Seller and each of its officers, directors, and its shareholder (individually, a “Releasor” and, collectively, the “Releasors”), irrevocably and unconditionally releases, promises, quitclaims, discharges, and holds harmless (i) the Purchaser and its Affiliates, (ii) the Company and its Affiliates, and (iii) in the case of the parties released in each of (i) and (ii), each of their respective officers, directors, shareholders, investors, members, advisors, and Affiliates and their respective heirs, estates, representatives, and successors and assigns, as applicable (individually, a “Released Party” and, collectively, the “Released Parties”), jointly and individually, from and with respect to any and all past, present, and future causes of action, claims, demands, contracts, debts, liabilities, obligations, promises, injuries, administrative fees and expenses, attorneys’ fees, damages, costs and expenses, charges, and suits at law or equity, of whatever nature, foreseen or unforeseen, actual or potential, for, upon, or by reason of any matter, cause, or thing whatsoever relating to or arising under any contract, tort, federal, provincial, or local Law, rule, ordinance, or regulation which any Releasor now has or ever had or may in the future have, for, upon, or by reason of any matter, cause, event, occurrence or thing whatsoever on account of, or arising out of, the operation of the Company prior to the Closing Date (the “Released Claims”); provided, however, that, for purposes of this Section 5.06 “Released Claims” does not include a release of any obligations of the Purchaser or the Company to the Seller under the terms of this Agreement or any other Transaction Document to which any of them is a party deliverable in accordance with this Agreement. This general release of claims includes all claims or causes of action based upon torts (including negligence, fraud, misrepresentation, defamation, libel, slander, tortious interference, or wrongful discharge) or express or implied contracts (including prior agreements, whether written or oral, between the Seller and the Company or any of their respective Affiliates). This general release is for any relief, no matter how denominated, including wages, back pay, front pay, commission, severance pay, compensatory or consequential damages, punitive damages, injunctive or declaratory relief, or attorneys’ fees.

(b) The applicable portion of the Purchase Price is given to the Seller in return for, among other things, the Seller’s promise not to initiate any arbitration proceeding or any court or judicial-type proceeding against a Released Party that involves any Released Claim. If a court determines that the Seller has violated this Agreement by initiating such proceeding or suing a Released Party, the Seller agrees that the Seller shall pay all costs and expenses of defending against the proceeding or suit incurred by such Released Party. The Seller represents that it has no lawsuit, claim, or action pending in the Seller’s own name, or on behalf of any other person or entity, against any Released Party. The Seller expressly acknowledges that the payments and benefits being offered to the Seller herein constitute consideration for the foregoing releases in this Section 5.06 to which the Seller would not otherwise be entitled but for the Seller’s execution of this Agreement. The Seller represents and warrants that there has been no assignment or other transfer of any interest of any claim or demand which the Seller may have against a Released Party.

5.07 Retention Payment.

(a) On the Closing Date, the Company shall pay or cause to be paid to any employees entitled to any portion of the Retention Amount in accordance with the term of their respective Retention Agreements all amounts owed to them as of the Closing Date under their Retention Agreements (in accordance with the terms of such agreements); provided, however, that the aggregate amount of such payments shall not exceed fifty percent (50%) of the Retention Amount.

(b) On the date that is six (6) months from the Closing Date, the Company shall pay or cause to be paid to any employees entitled to any portion of the Retention Amount in accordance with the term of their respective Retention Agreements all remaining amounts owed to them under their Retention Agreements (in accordance with the terms of such agreements); provided, however, that the aggregate amount of such payments shall not exceed fifty percent (50%) of the Retention Amount.

5.08 Pay-off of PNC Loan.

At or prior to the Closing, the Company shall pay, or cause to be paid, in full the entire outstanding amount, including outstanding principal and interest, owed pursuant to the PNC Loan (the “PNC Loan Pay-off”), and, in accordance with Section 1.05(f), shall deliver, or cause to be delivered, to the Purchaser at Closing, evidence that all Indebtedness of the Company under the PNC Loan has been paid off or released and satisfied in full. If necessary, prior to the PNC Loan Pay-off, the Seller or Ampco-Pittsburgh shall deliver to the Company the full amount required to complete the PNC Loan Pay-off.

5.09 Forgiveness of Intercompany Loans. At or prior to the Closing, Parent shall forgive, or cause its Affiliates to forgive, repayment of the entire outstanding amounts, including outstanding principal and interest, owed pursuant to the Intercompany Loans by the Company, as well as any trade accounts payable owed by the Company to Parent or any of its Affiliates, and, in accordance with Section 1.05(f), shall deliver, or cause to be delivered, to the Purchaser at Closing, evidence that all Indebtedness of the Company under the Intercompany Loans, as well as such trade accounts payable, has been forgiven and released and satisfied in full (the “Intercompany Loan Forgiveness”).

5.10 Virtual Data Room. After the Closing, the Seller shall make available to the Purchaser an electronic copy of all of the documents contained in the Virtual Data Room.

5.11 Pre-Closing Tax Returns. The Seller has caused, or shall cause, to be prepared and filed on a timely basis the Tax Returns of the Company required to be filed prior to the Closing Date or with respect to a Pre-Closing Tax Period (the “Pre-Closing Tax Returns”), and such Pre-Closing Tax Returns are, or will be, complete and correct. The Seller shall provide a draft of each Pre-Closing Tax Return to be filed by the Seller after the Closing Date at least five (5) Business Days before filing (unless due within five (5) Business Days of the Closing Date, in which case the draft Pre-Closing Tax Return shall be provided by the Seller to the Purchaser on the Closing Date). The Seller shall take into consideration the Purchaser’s reasonable comments in preparing and filing such Pre-Closing Tax Returns and provide copies thereof to the Purchaser within five (5) Business Days of filing. To the extent that any Taxes are shown as payable on such Pre-Closing Tax Returns that were not reflected in the computation of the Purchase Price, the Seller shall promptly pay the amount of such Taxes to the Purchaser within five (5) Business Days of a written request therefor. If the Company receives any income Tax refunds with respect to income Taxes paid by the Seller that after the Closing were not reflected in the Closing Balance Sheet, the Purchaser shall promptly pay the amount of such refunds to the Seller. For the avoidance of doubt, any future income Tax savings that the Company may receive from the use of the Company’s non-capital Losses existing as of the Closing Date shall be for the sole benefit of the Company (and not the Seller or the Parent) after the Closing Date, and no accounts receivable, provision, accrual, or deferred Tax Asset of the Company in connection therewith shall be included in the Closing Balance Sheet.

5.12 Tax Audit.

(a) While the Company will be responsible directly to the Canada Revenue Agency or other Governmental Entity, as applicable, (the “CRA”) for the pending GST audit (the “GST Audit”) by the CRA under Part IX of the Excise Tax Act (Canada), the Company will consult with, and seek the assistance of, Parent in a timely fashion in order to address any GST Audit issues or concerns raised by the CRA. The Seller, at its sole cost and expense, shall have the right to control any audit or other legal proceeding in respect of any Tax Return or Taxes of the Company to the extent such audit or legal proceeding relates solely or mostly to Taxes for which the Seller may be liable under this Agreement (the “Seller Indemnified Taxes”) and cannot reasonably be expected to have a material adverse impact on Taxes for a Post-Closing Tax Period (a “Tax Contest”); provided, however that (i) the Seller shall keep the Purchaser reasonably informed regarding the status of such Tax Contest and shall provide to the Purchaser copies of any material correspondence relating to such Tax Contest, (ii) the Seller shall consult in good faith with the Purchaser and the Company regarding the defense of such Tax Contest and the Purchaser and the Company shall have the right to participate in such Tax Contest, (iii) the Seller shall provide the Purchaser and the Company with a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of such Tax Contest and to attend any meeting with any such Governmental Entity with respect to such matters and (iv) the Seller shall not settle, resolve or abandon, (and shall not allow the Company to settle, resolve or abandon), such Tax Contest without the prior written consent of the Company and the Purchaser, which consent shall not be unreasonably withheld, conditioned, or delayed. If the Seller does not assume control of a Tax Contest or cannot do so, but has an interest in the outcome as it has a reasonable likelihood of affecting the Taxes in the Pre-Closing Tax Period, the Purchaser and the Company shall provide the Seller with a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Entity in respect of such Tax Contest and to attend any meeting with any such Governmental Entity with respect to such matters. In addition, the requirements in (i) to (iv) above shall apply mutatis mutandis to the Purchaser with respect to the Seller.

(b) The Purchaser and the Company shall provide notice to the Seller of any inquiries made by any Governmental Entity within ten (10) Business Days of their receipt (including any proposed or actual assessments or reassessments), to the extent that the subject matter thereof would reasonably be expected to give rise to Seller Indemnified Taxes. The Purchaser and the Company shall advise the Seller of the substance of any such inquiries or discussions and provide the Seller with copies of any written communications from any Governmental Entity relating to such inquiries or discussions within ten (10) Business Days of their receipt.

(c) The Seller, the Purchaser and the Company shall provide each other with such cooperation, documentation, personnel and information as any of them reasonably may request in connection with (i) preparing and filing any Tax Return or claim for refund, credit or other reduction in Tax liability, including the furnishing or making available during normal business hours records, personnel (as reasonably required), books of account, powers of attorney and other materials reasonably necessary or helpful for the preparation of such Tax Returns, (ii) determining a liability for Taxes, an indemnity or payment obligation under this Agreement or a right to a refund, credit or other reduction in Tax liability, (iii) undertaking any Tax Contest in accordance with Section 5.12(a), (iv) complying with any information reporting or withholding requirements contained in the Tax Act or other applicable Tax Legislation or (v) addressing the GST Audit. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant accompanying schedules and work papers (or portions thereof) and other supporting documentation and giving the other Party timely written notice of and assistance in responding to any inquiries, audits or similar proceedings by any Governmental Entity of the Company. After the Closing Date, the Seller, the Purchaser and the Company shall preserve all such information, records and documents in their respective possessions relating to liabilities for Taxes of the Company until six (6) months after the expiration of any applicable limitation period, (including extensions thereof), and as otherwise required by applicable Tax Legislation with respect to the assessment of such Taxes. The Seller and the Purchaser shall give each other reasonable advance written notice prior to transferring, destroying or discarding any such information and, if the other Party so requests, the Seller or the Purchaser, as applicable, shall allow the other Party to take possession of such information.

(d) If the Purchaser intends to file any Tax Return, or to report or remit any Tax, or claim any Tax refund or credit or reduction in Tax liability that could affect the Taxes in the Pre-Closing Tax Period, the Purchaser shall provide to the Seller reasonable prior written notice of this intention (at least five (5) Business Days in advance) to allow the Seller the opportunity to provide reasonable comments to the Purchaser for consideration in (i) facilitating or altering this intention, or (ii) determining whether to carry out or execute this intention.

5.13 Further Assurances. Each of the Parties shall use reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the other Transaction Documents to which it is a Party and consummate and make effective the transactions contemplated hereby and thereby.

5.14 Stantec Proposal. Notwithstanding anything to the contrary set forth in this Agreement or the Company Disclosure Schedule, after the Closing, the Purchaser shall cause the Company to (a) accept the Stantec Proposal, (b) engage Stantec on terms consistent with the Stantec Proposal and (c) instruct Stantec to initiate, conduct and complete the activities described in Section 2.0 (Scope of Work) of the Stantec Proposal. The Company shall pay all costs and expenses of Stantec for the activities performed in connection with subclause (c) in the immediately prior sentence (the “Stantec Expenses”), which Stantec Expenses are currently estimated by Stantec in the Stantec Proposal to be CAD$56,750 (plus Harmonized Sales Tax). Parent and Seller acknowledge and agree that the full amount of the Stantec Expenses will be accrued as “Current Liabilities” as of the Closing Date in the preparation by the Purchaser of the Closing Balance Sheet and the calculation and determination by the Purchaser of the Closing Net Working Capital pursuant to Section 1.07. Notwithstanding anything to the contrary set forth in this Agreement, neither Parent nor Seller shall be responsible for any Stantec Expenses in excess of USD$50,000 or for any costs, liabilities or expenses related to any remediation or clean-up activities taken by the Company or the Purchaser as a result of the actions undertaken in accordance with the Stantec Proposal. The Company shall explore the initiation of a claim, in full or in part, under the Company’s existing, as of the date hereof, general liability insurance policy and, to the extent the Company or any of its Affiliates receives any insurance proceeds as reimbursement for the Company’s payment of the Stantec Expenses in accordance with the foregoing, the Company or such Affiliate shall, within five (5) Business Days of the receipt of such any such payment, deliver an amount equal to such payment to the Seller. The Parties agree that, after the Closing, if the Purchaser elects, in its sole discretion, to remove the wastewater system sludges described in Item 3 of Section 3.16(a) of the Company Disclosure Schedule, the Purchaser shall pay and be solely responsible for all costs and expenses associated with any such removal.

5.15 Parent Triple M Guarantee. The Purchaser agrees to reimburse and indemnify the Parent in full for any liabilities incurred by Parent or any of its Affiliates (excluding the Company) as a result of any payments made (and required to be made) by Parent or any of its Affiliates under and in accordance with the Parent Triple M Guarantee resulting from the Company’s failure to pay the amounts owed to Triple M under the Parent Triple M Guarantee by the dates when such amounts have become due and payable. For the avoidance of doubt, such amounts and dates are set forth on Schedule 5.15 of the Company Disclosure Schedule. If Parent or any of its Affiliates receives a demand for payment under the Parent Triple M Guarantee, and such payment is made, the Purchaser shall reimburse Parent or any such Affiliate within five (5) Business Days of the notice of such payment presented to Purchaser by Parent or provide evidence that the amount claimed by Triple M under the Parent Triple M Guarantee has been properly paid or are incorrect and not due.

ARTICLE 6.

INDEMNIFICATION

6.01 Survival of Representations and Warranties. Except in the case of fraud or intentional misrepresentation, the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement (collectively, the “Acquisition Documents”) shall survive the Closing for a period of eighteen (18) months; provided, however, (a) the Fundamental Representations shall survive the Closing indefinitely, (b) representations in Sections 3.15 (Taxes) and 3.16 (Environmental Matters) shall survive for six (6) months following expiration of the statute of limitations applicable to claims arising thereunder and (c) representations in Section 3.07 (Financial Statements; Undisclosed Liabilities) shall survive for a period of twenty-four (24) months. Notwithstanding the immediately preceding sentence and Sections 6.05(e) and 6.05(f), if written notice of a claim has been given in good faith prior to the expiration of the applicable representations and warranties by a Party hereto to another Party hereto, then the relevant representations and warranties shall survive as to such claim until such claim has been finally resolved. Any examination made by, for or on behalf of any Party hereto, the knowledge (or Knowledge) of any Party hereto or any of their respective directors, officers, employees, agents or Representatives and the acceptance of any certificate or opinion by or on behalf of any of the Parties hereto, in each case, shall in no way affect any representation, warranty, covenant or agreement contained in any Acquisition Document, as modified by the Company Disclosure, or any rights to indemnification in respect thereof pursuant to this Article 6.

6.02 Indemnification by Seller. Subject to the provisions of this Article 6, the Purchaser and its Affiliates, including the Company, and their respective directors, officers, employees, Affiliates, agents, representatives, successors and assigns (collectively, the “Purchaser Indemnitees”) shall be indemnified and held harmless by the Seller, for any and all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities, interest, awards, Taxes, diminution in value and settlement amounts (collectively, “Losses” and individually, a “Loss”) arising out of or resulting from any of the following:

(a) the breach of any representation or warranty made by the Seller or the Company in the Acquisition Documents;

(b) the breach of any covenant or agreement made by the Seller or the Company in the Acquisition Documents;

(c) any Losses (including any additional owing duties and fees, interest payments, penalties or liquidated damages related thereto) resulting from the U.S. CBP Investigation;

(d) any Losses arising out of or resulting from (i) termination of the Infrastructure Easements due to default prior to the Closing by the Company under any term or condition of the Infrastructure Easements, (ii) the future imposition by Trillium or third parties of any fees, charges or other expenses charged to the Company for the continued use and enjoyment of the Infrastructure Easements during the twenty-four (24) month period after the Closing Date and (iii) solely until such time as Trillium and the Company enter into a renewal of the Trillium Lease, any increase in the net amount of fees, charges and expenses payable by the Company to Trillium or any third party assuming operation of the CNR line adjacent to the Real Property for sundry railway track rental, maintenance and other railway services which are currently provided by Trillium under the Trillium Lease;

(e) any Losses arising out of or resulting from a breach by the Seller of the representation set forth in the last sentence of Section 3.10(f) (Employee Benefit Plans); and

(f) any Losses arising out of or resulting from the Company’s failure to provide to the Purchaser at Closing the licenses set forth on Schedule 3.14(b) of the Company Disclosure Schedule.

If and to the extent any provision of this Section 6.02 is unenforceable for any reason, the Seller hereby agrees to make the maximum contribution to the payment and satisfaction of any Loss for which indemnification is provided under this Section 6.02 to the extent which is permissible under applicable Laws, subject to the limitations set forth in this Article 6.

6.03 Indemnification by the Purchaser. After the Closing and subject to the provisions of this Article 6, the Seller and (as applicable) their respective directors, officers, trustees, beneficiaries, successors, and assigns (collectively, the “Seller Indemnitees”) shall be indemnified and held harmless by the Purchaser for any and all Losses arising out of or resulting from any of the following:

(a) the breach of any representation or warranty made by the Purchaser in the Acquisition Documents; and

(b) the breach of any covenant or agreement made by the Purchaser in the Acquisition Documents, including the payment by the Company of the 50% of the Retention Amount pursuant to Section 1.06.

6.04 Limitations on Liability. Notwithstanding anything to the contrary contained in this Agreement, except with respect to claims arising from or related to (i) fraud or intentional misrepresentation, (ii) any breach of the Fundamental Representations, (iii) any breach of Section 3.15 (Taxes), (iv) Section 6.02(e) or (v) Section 6.02(f):

(a) the maximum liability under this Agreement that may be recovered from the Seller or Purchaser, as applicable, is as follows:

(i) the maximum aggregate amount of liability that the Purchaser may have for breaches of representations or warranties made in this Agreement (including, without limitation, in respect of indemnifiable Losses hereunder) shall not exceed the Cash Purchase Price;

(ii) the maximum aggregate amount of liability that the Seller may have under Sections 6.02(a) and 6.02(d) of this Agreement (including, without limitation, in respect of indemnifiable Losses hereunder) shall not exceed the Cash Purchase Price;

(iii) the maximum aggregate amount of liability that the Seller may have under Section 6.02(c) of this Agreement shall not exceed the Cash Purchase Price and, for the avoidance of doubt, such amount shall be separate from, and shall in no way diminish, the amount set forth in Section 6.04(a)(ii);

(b) no indemnification payment by the Seller or the Purchaser with respect to any indemnifiable Losses otherwise payable under Section 6.02(a), 6.02(d) or 6.03(a), as applicable, shall be payable until such time as all such indemnifiable Losses shall aggregate to more than USD$50,000, after which time the Seller or the Purchaser, as applicable, shall be liable in full for all indemnifiable Losses in excess of USD$25,000, subject to the other provisions of this Agreement; and

(c) no indemnification payment by the Seller or the Purchaser with respect to any indemnifiable Loss otherwise payable under Section 6.02(a), 6.02(d) or 6.03(a), as applicable, shall be payable unless such Loss exceeds USD$10,000.

(d) With respect to claims by the Purchaser or the Seller against the other such Party, neither the Purchaser nor the Seller, as the case may be, shall be liable to the other for incidental, indirect, special, exemplary, punitive or consequential damages, or for lost profits or lost opportunity costs, unless such damages are reasonably foreseeable as of the Closing Date.

6.05 Indemnification Procedures.

(a) For purposes of this Article 6, a party against which indemnification may be sought is referred to as the “Indemnifying Party” and the party which may be entitled to indemnification is referred to as the “Indemnified Party.” The obligations of the Parties under this Section 6.05 are subject to the provisions of Section 5.04(d).

(b) The obligations of Indemnifying Parties under this Article 6 with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article 6 (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall promptly give all Indemnifying Parties notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release an Indemnifying Party from any of its obligations under this Article 6 except to the extent that such Indemnifying Party is materially prejudiced by such failure. The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such indemnification claim, and the amount or good faith estimate of the amount arising therefrom.

(c) If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if the Indemnifying Party gives notice of its intention to do so to the Indemnified Party within fifteen (15) days of the receipt of such notice from the Indemnified Party; provided, however, that the Indemnified Party may, at its election and in its sole discretion, participate in any such proceeding with counsel of its choice and at its expense. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials, and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party must obtain the prior written consent of the Indemnified Party (which will not be unreasonably withheld) prior to (i) ceasing to defend any Third Party Claim or (ii) entering into any settlement of any Third Party Claim if such settlement involves (A) a finding or admission of wrongdoing by the Indemnified Party, (B) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such claim or (C) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages.

(d) Any claim by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) calendar days after its receipt of such notice to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(e) The Seller shall have liability under Section 6.02(a) for a breach of a representation or warranty only if a Direct Claim or a Third Party Claim is brought by a Purchaser Indemnitee within eighteen (18) months from the Closing Date; provided, however, that the foregoing limitation shall not apply to claims for a breach of (i) any Fundamental Representation, claims with respect to which may be brought at any time, or (ii) any representation set forth in Section 3.07 (Financial Statements; Undisclosed Liabilities), 3.15 (Taxes) or 3.16 (Environmental Matters), claims with respect to which may be brought prior to the expiration of the applicable survival period set forth in Section 6.01.

(f) The Purchaser shall have liability under Section 6.03(a) for a breach of a representation or warranty only if a Direct Claim or a Third Party Claim is brought by a Seller Indemnitee within eighteen (18) months from the Closing Date; provided, however, that the foregoing limitation shall not apply to claims for a breach of any Fundamental Representation, claims with respect to which may be brought at any time.

6.06 Manner of Calculation and Payment.

(a) For the purposes of determining both (i) whether there has been a breach of a representation or warranty and (ii) the amount of any Loss related to a breach of a representation or warranty, the representations and warranties set forth in any Acquisition Documents shall be considered without regard to any materiality qualification (including terms such as “material” and “Material Adverse Effect”) set forth in such representation and warranty.

(b) Indemnification of any Purchaser Indemnitee or any Seller Indemnitee with respect to both Third Party Claims and Direct Claims pursuant to this Article 6 shall be effected by wire transfer of immediately available funds from the applicable persons to an account designated in writing by the applicable Purchaser Indemnitee or the Seller Indemnitee, as the case may be, within fifteen (15) calendar days after the determination thereof.

6.07 Liability of the Company. After the Closing, the Company shall not have any Liability to the Seller for any breach of any representation or warranty made by the Seller or the Company to the Purchaser in this Agreement, in any certificate or document furnished in connection with this Agreement by the Seller, the Company or any other agreement contemplated hereby to which the Seller or the Company or any Affiliate of the Seller or the Company is or is to become a party.

6.08 Purchase Price Adjustments. Any amounts payable under Section 6.02 and Section 6.03 shall be treated by the Purchaser and the Seller as an adjustment to the Purchase Price.

6.09 Special Rule for Fraud. Notwithstanding anything in this Agreement or any other agreement contemplated hereby to the contrary, in no event shall any limitation or restriction on any rights or remedies set forth in this Agreement limit or restrict the rights or remedies of (a) any Purchaser Indemnitee for fraud by the Seller, the Company or any of their respective Affiliates or Representatives or (b) any Seller Indemnitee for fraud by the Purchaser or any of its Affiliates or Representatives, in each case arising out of the Contemplated Transactions.

6.10 Mitigation. The Purchaser and the Seller shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making good faith efforts to mitigate or resolve any such claim or liability; provided, however, that such Party, as applicable, shall not be required to (a) make such efforts if they would be detrimental in any material respect to such party; (b) incur material out-of-pocket fees or expenses in connection with such efforts if the Party responsible for such indemnification obligations shall have failed to agree to be responsible for such fees and expenses after the Indemnified Party’s request with respect thereto; or (c) initiate litigation in respect of such efforts; and provided, further, that (x) such failure to use such mitigation efforts in accordance with the foregoing shall not relieve the Party responsible for such indemnification obligations of their indemnification obligations under this Article 6 except and only to the extent that such Party is actually prejudiced thereby, and (y) the costs of such mitigation efforts shall be indemnifiable Losses hereunder.

ARTICLE 7.

GENERAL PROVISIONS

7.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing in the English language and shall be deemed given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by an internationally recognized next-day courier service, (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested), (d) if sent by facsimile transmission, when transmitted and receipt is confirmed, or (e) if sent by email of a PDF document, with confirmation of transmission. All notices under this Article 7 shall be delivered by courier, facsimile transmission, or email to the respective Parties at the addresses provided in accordance with this Section 7.01. All notices hereunder shall be delivered to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.01).

If to the Purchaser or the Company:

Acciaierie Valbruna SpA

Viale della Scienza 25 - 36100 Vicenza, ITALY

Attention: Mr. Massimo Amenduni

Email: massimo.amenduni@valbruna.it

and

Valbruna Canada Ltd.

8724 Holgate Crescent

Milton, ON L9T 5Z1, Canada

Attention: Mr. Valter Viero

Email: vviero@valbruna.it

With a copy to:

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, New York 10166

Attention: Michael D. Helsel, Esq.

Email: helselm@gtlaw.com

If to Seller or Ampco-Pittsburgh:

Ampco UES Sub, Inc.

c/o Ampco-Pittsburgh Corporation

726 Bell Avenue, Suite 301

Carnegie, PA 15106

United States of America

Attention: Masha Trainor, Vice President, General Counsel and Secretary

Email: mtrainor@ampcopgh.com

7.02 Certain Definitions; Construction.

(a) For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Amendment Agreements” means the Amendment Agreements, in the form of Exhibit F, to be executed by the Company, Parent and each of the Subject Employees.

“Assets” means the assets and properties of the Company.

“August 31 Net Working Capital” means USD$8,371,262.

“Business Day” means any day on which banks are not required or authorized to close in the City of Pittsburgh, Pennsylvania and the City of Toronto, Ontario.

“CNR” means Canadian National Railway Company.

“Contemplated Transactions” means all of the transactions contemplated by the Transaction Documents, including (a) the purchase and sale of the Purchased Shares, (b) the execution, delivery, and performance of this Agreement and any agreements contemplated by or ancillary to this Agreement, and (c) the performance by Parent, the Purchaser, the Seller, and the Company of their respective obligations under the Transaction Document, to which it is a party, and any agreements contemplated by or ancillary to this Agreement.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Current Assets” means, in United States Dollars, the accounts set forth under the heading “Current Assets” on Schedule B, determined on a basis consistent with the Specified Accounting Principles. For the avoidance of doubt, as indicated on Schedule B, Current Assets shall include (i) cash and cash equivalents, (ii) Taxes receivable, if any and (iii) starting from March 31, 2019 and continuing through the date hereof, the deposits maintained at TD Bank Financial Group.

“Current Liabilities” means, in United States Dollars, the accounts set forth under the heading “Current Liabilities” on Schedule B, determined, in all cases, on a basis consistent with the Specified Accounting Principles. For the avoidance of doubt, as indicated on Schedule B, Current Liabilities shall include Taxes payable.

“EGD Letter of Credit” means the Irrevocable Standby Letter of Credit, Number 18130593-00-000, issued by Royal Bank of Canada on July 31, 2018, for the benefit of Enbridge Gas Distribution Inc., in the amount of CAD$185,000.

“Employment Agreement” means the employment agreement executed and delivered by Tim Clutterbuck on the date hereof.

“Environmental Claim” means any claim by any Governmental Entity for enforcement, cleanup, removal, response, remedial or other actions or damages or penalties pursuant to any applicable Environmental Law, and any claim or action by any third party seeking damages, compensation, or injunctive relief from the presence of Hazardous Materials or arising from the violation or alleged violation of Environmental Law or injury or threat of injury to health, safety, or the environment.

“Environmental Laws” means any Law and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law relating to (A) releases or threatened releases of Hazardous Materials or materials containing Hazardous Materials; (B) the manufacture, handling, transport, use, treatment, storage, emission, discharge or disposal of Hazardous Materials or materials containing Hazardous Materials; or (C) pollution or protection of the environment, natural resources, or of worker health and safety or of human health and safety as it is affected by Hazardous Materials or materials containing Hazardous Materials.

“Environmental Permits” means any permit, license, registration, approval, or any other authorization by a Governmental Entity pursuant to Environmental Law.

“Estimated Net Working Capital Adjustment Amount” means an amount in cash equal to USD$800,000, to be withheld by the Purchaser from the Closing Date Payment in accordance with Section 1.02(c) for the Purchaser’s benefit to secure any and all post-Closing payment and performance obligations of the Seller and its Affiliates under Section 1.07 until disbursed to Seller in accordance with the terms of this Agreement.

“Flow of Funds Memo” means a memorandum that sets forth the recipient account information and amounts of each of the wire transfers that shall be made at Closing, including the sequence of such payments, set forth as Exhibit A.

“Fundamental Representations” means the representations and warranties set forth in Section 2.01 (Incorporation; Enforceability); Section 2.03 (Share Ownership); Section 2.05 (Brokerage); Section 3.01 (Organization and Qualification; Subsidiaries); Section 3.03 (Capitalization); Section 3.04 (Authority Relative to this Agreement); Section 3.20 (Brokers); Section 3.24 (U.S. CBP Investigation); Section 4.01 (Corporate Organization); Section 4.02 (Authority); and Section 4.05 (Brokers).

“GST” means Goods and Services Tax or Harmonized Sales Tax imposed under Part IX of the Excise Tax Act (Canada).

“Hazardous Materials” means those substances, materials, contaminants, or wastes, defined as toxic, hazardous, or acutely hazardous, in or regulated under applicable Environmental Laws, and asbestos, toxic mold, petroleum and petroleum products or byproducts, noise, odor, or any other substance, material or waste for which liability or standards of conduct may be imposed under any Environmental Laws.

“IESO Letter of Credit” means that certain Letter of Credit, Number 3520-9522329-03, issued by TD Bank Group and as most recently amended on August 2, 2019, for the benefit of Independent Electricity System Operator, in the amount of CAD$869,407.

“Indebtedness” as applied to any person, means without duplication: (a) all Liabilities of such person for borrowed money or in respect of loans or advances; (b) all Liabilities of such person evidenced by bonds, debentures, notes or other similar instruments; (c) all Liabilities in respect of letters of credit, whether or not drawn, and bankers’ acceptances issued for the account of such person; (d) all capitalized lease Liabilities of such person; (e) all interest rate protection agreements of such person (valued on a market quotation basis); (f) all Liabilities of such person secured by a contractual lien; (g) any Liabilities in respect of the deferred purchase price of property or services (including past acquisitions) received as of the Closing with respect to which such person is liable, contingently or otherwise, as obligor or otherwise, including any earn-out or similar payments; (h) all Liabilities with respect to vendor advances, service backlog or deferred revenue, unearned revenue or other payments received in advance for services which have not yet been performed or goods which have not yet been delivered by the Company; (i) Liabilities for unpaid Taxes due prior to the Closing Date; (j) except with respect to accrued payroll, Liabilities to any Affiliates, directors, employees or equityholders of any of Seller and any of their respective Affiliates; (k) all Guaranties of such person in connection with any of the foregoing; and (l) all penalties in respect of any of the foregoing, including prepayment penalties, termination fees, reimbursements, indemnities, letters of credit and bankers’ acceptances and consent fees, “breakage” costs, “break fees” or similar payments or contractual charges; and (m) any accrued interest, prepayment premiums or penalties or other costs or expenses related to any of the foregoing. For the avoidance of doubt, as used herein, “Indebtedness” shall include the indebtedness of the Company pursuant to the PNC Loan and the Intercompany Loans and shall exclude (1) the Retention Amount, (2) the IESO Letter of Credit, (3) the EGD Letter of Credit, (4) the Parent Triple M Guarantee and (5) Transaction Expenses.

“Intellectual Property” means any and all of the following throughout the world: (i) any invention (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all Canadian, United States and other foreign patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations thereof; (ii) all trade names, trade dress, logos, slogans, corporate names, trademarks, service marks and Internet domain names and all registration applications, registrations and renewals in connection therewith, and all goodwill associated therewith; (iii) all works of authorship (whether or not copyrightable) and copyrights and all registration applications, registrations, and renewals in connection therewith and all derivations and combinations thereof; (iv) proprietary software; (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (vi) all other proprietary and intellectual property rights; and (vii) all copies and tangible embodiments of the foregoing (in whatever form or medium), in each case whether protected, created or arising under the Laws of Canada, the United States or any non-Canadian/non-United States jurisdiction.

“Intercompany Loans” means the Indebtedness of the Company to Parent, including pursuant to that certain Loan Agreement, dated as of November 1, 2016, by and between Parent and the Company, as amended by that certain Amendment No. 1 to the Loan Agreement, dated as of March 1, 2017 and the Non-Negotiable Demand Promissory Note, dated as of March 1, 2017, issued by the Company to the Seller.

“IT” means information technology.

“IT Services Agreement” means the IT services agreement between the Company and Ampco-Pittsburgh set forth as Exhibit B.

“Knowledge” means:

(a) with respect to the Seller, means the actual knowledge of J. Brett McBrayer, Masha Trainor, Rose Hoover or Michael G. McAuley;

(b) with respect to the Company, the actual knowledge of Tim Clutterbuck, Peter Melnick, Lynn Currie, Bill Chiasson or Bob Howarth; and

(c) with respect to the Purchaser, the actual knowledge of any director or officer of such Purchaser.

“Law” means any law, statute, common law, rule, code, executive order, directive, ordinance, regulation, order, statutory guidance, regulatory code of practice, permit or term or condition thereof, binding action or other requirement issued, entered, enforced or applied by any Governmental Entity.

“Liability” with respect to any person or any property of such person, means any and all debt, liability or obligation of such person of any nature, kind, character or description whatsoever, whether or not due or to become due, known or unknown, accrued, unaccrued, fixed, absolute, matured, liquidated, asserted, conditional, secondary, potential, determined, determinable or contingent, executory, liquidated or unliquidated, secured or unsecured, insured or uninsured, joint or several, vested or unvested and whether or not incurred directly by such person or by any predecessor of such person, whether or not required to be accrued on the financial statements of such person and whether or not arising out of any act, omission, transaction, circumstance, sale of goods or service, set-off, recoupment, counterclaim or otherwise.

“Liens” means all mortgages, pledges, liens, claims, security interests, options to purchase, rights of first offer, rights of first refusal, charges, restrictive covenants, conditional sale contract or other title retention agreements or similar interests or instruments, easement, right of way, development or like agreement, license, lease, defect, encroachment or other encumbrance whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights, whether registered or unregistered, and shall be construed in the widest possible terms and principles known under the law applicable to such property, interests or rights and whether or not they constitute specific or floating charges as those terms are understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

“List of Entries” means an Automated Commercial Environment report during the Section 232 period for Canada, June 1, 2018 – May 19, 2019, made available to the Purchaser in the Virtual Data Room.

“Material Adverse Effect” means any event, circumstance, development, change, or effect that, individually or in the aggregate with all other events, circumstances, developments, changes, or effects, is or could reasonably be expected to be materially adverse to (a) the business, properties, assets, liabilities, results of operations, employees, customer or supplier relationships or financial condition of the Company, taken as a whole or (b) the ability of the Company to perform its obligations hereunder; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or shall be, a “Material Adverse Effect”: any event, circumstance, development, change, or effect resulting from (i) changes in Law or the Specified Accounting Principles or (ii) general economic, political, or financial market conditions, unless such conditions affect the Company in a disproportionate manner as compared to other companies in the same industry.

“Memorandum of Understanding” means the memorandum of understanding between the Company and Trillium set forth as Exhibit C.

“Net Working Capital” means, in United States Dollars, (a) the sum of total Current Assets, minus (b) the sum of total Current Liabilities.

“Organizational Documents” means (a) in the case of a person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Parent Triple M Guarantee” means the Guarantee, dated June 12, 2019 and extended as of September 26, 2019, pursuant to which Ampco-Pittsburgh, among other things, guarantees payment to Triple M Metal LP (“Triple M”) of all liabilities of the Company owed to Triple M, incurred prior to September 30, 2019, the liability of Ampco-Pittsburgh thereunder being limited to CAD$1,000,000.

“Permitted Liens” means Liens for (a) Taxes not yet due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with the Specified Accounting Principles; (b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of construction, maintenance, repair or operation of assets of the Company, in each case, (i) that are related to obligations not due or delinquent, (ii) that are not registered against title to any assets of the Company, and (iii) in respect of which adequate holdbacks are being maintained as required by applicable Law; (c) servitudes, easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, materially detract from the value of or impair the use or marketability of any real property; and (d) Liens listed in Schedule 7.02 of the Company Disclosure Schedule.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, unlimited liability company, sole proprietorship, firm, joint venture, syndicate, person, trust, unincorporated association or entity or government, political subdivision, agency or instrumentality of a government.

“PNC Letter of Credit” means the Standby Letter of Credit issued by PNC Bank, National Association for the benefit of the Company, set forth as Exhibit D.

“PNC Loan” means the Indebtedness of the Company pursuant to that certain Revolving Credit and Security Agreement, dated as of May 18, 2016, by and among Air & Liquid Systems Corporation (“ALS”), Union Electric Steel Corporation (“UES”), Alloys Unlimited and Processing, LLC (“Alloys”), Akers National Roll Company (“National Roll”), Akers Sweden AB (the “Swedish Borrower”) and Union Electric Steel UK Limited (the “UK Borrower” and, together with ALS, UES, Alloys, National Roll, the Swedish Borrower and each person joined thereto as a borrower from time to time, collectively, the “Borrowers”), the Guarantors (as defined therein), the financial institutions party thereto (collectively, the “Lenders”) and PNC Bank, National Association, as agent for Lenders, as amended by that certain First Amendment to Revolving Credit and Security Agreement, dated as of October 31, 2018, that certain Second Amendment to Revolving Credit and Security Agreement, dated as of March 2, 2017 and that certain Third Amendment to Revolving Credit and Security Agreement, dated as of September 28, 2018.

“Post-Closing Tax Period” means any Tax period beginning on or after the Closing Date.

“Pre-Closing Tax Period” means any Tax period beginning before the Closing Date and ending on or before the Closing Date.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata).

“Representatives” means the officers, directors, employees, accountants, legal counsel, financing sources, and agents of a Person.

“Retention Agreements” means Retention Bonus Agreements, entered into on or about November 6, 2018, by and among Ampco-Pittsburgh, the Company and each of Lynn Currie, Tim Clutterbuck and John Mauro.

“Retention Amount” means CAD$427,971, in the aggregate, to be paid to the certain employees of the Company in accordance with the Retention Agreements.

“Specified Accounting Principles” means the sound historical accounting principles, policies, procedures and practice of the Business, to the extent not inconsistent with U.S. GAAP, except as set forth on Schedule 3.7(a) of the Company Disclosure Schedule.

“Stantec” means Stantec Consulting Ltd.

“Stantec Proposal” means the Proposal for Supplemental Environmental Investigation, dated September 27, 2019, prepared by Stantec Consulting Ltd. for the Purchaser, Opportunity No.: 738642.

“Subsidiary” or “Subsidiaries” of the Company, the Purchaser, or any other person, means any entity in respect of which such person, directly or indirectly, beneficially owns 50% or more of the voting securities or equity.

“Supply Agreement” means the master supply agreement between the Company and Union Electric Steel Corporation, in the form of Exhibit E.

“Target Net Working Capital” means USD$11,114,650.

“Tax” or “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity under any applicable Tax Legislation, including, Canadian federal, provincial, territorial, municipal and local, foreign or other income, capital, goods and services, sales, harmonized sales, use, consumption, excise, value-added, business, real property, personal property, transfer, franchise, withholding, payroll, or employer health taxes, customs, import, anti-dumping or countervailing duties, Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, and provincial workers’ compensation payments and premiums, including any interest, penalties and fines associated therewith.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), the Income Tax Application Rules, R.S.C. 1985, c. 2 (5th Supp.), and the Income Tax Regulations, C.R.C., c. 945, in each case as amended to the date of this Agreement.

“Tax Legislation” means the Tax Act and all federal, provincial, territorial, municipal, foreign, or other statutes imposing or administering a Tax, including all treaties, conventions, rules, regulations, orders, and decrees of any jurisdiction.

“Tax Returns” means returns, declarations, claims for refund, or information returns or statements, reports, and forms, relating to Taxes filed or required to be filed with any Governmental Entity (including any schedule or attachment thereto) with respect to the Company, including any amendment thereof.

“Transaction Documents” means, collectively, this Agreement, the Acquisition Documents, the IT Services Agreement, the Supply Agreement, the Employment Agreement, the PNC Letter of Credit, the Memorandum of Understanding and the Flow of Funds Memo, in each case and together with all annexes, exhibits and schedules attached thereto, and in each case as amended, restated, supplemented or otherwise modified in accordance with the terms thereof.

“Transaction Expenses” means all fees and expenses of Seller or any of its Affiliates incurred or to be incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby or triggered by the Closing, including (a) out-of-pocket costs, fees and disbursements (whether accrued or not) of financial advisors, attorneys, accountants and other advisors and service providers, (b) premiums or other amounts payable with respect to the current policy year for any Insurance Policies which have not been paid in full as of the Closing Date, and (c) (A) severance payments to directors, officers and employees, and (B) bonuses, retention payments and any other change-of-control or similar payments, in each (A) or (B), payable as a result of or in connection with the transactions completed by this Agreement (including the employer portion of any Taxes relating to such payments), in each case solely to the extent such fees and expenses are not paid as of immediately prior to the Closing. For the avoidance of doubt, Transaction Expenses shall not include the Retention Amount, Indebtedness or any amounts included in the calculation of Closing Net Working Capital.

“Trillium” means Trillium Railway Co. Ltd.

“Trillium Lease” means the lease agreement dated September 1, 2014, by and between Trillium as tenant and the Company as landlord.

“U.S. CBP Investigation” means the investigation initiated by CBP concerning importations by or on behalf of the Company into the United States, for omission of Section 232 duties, as outlined in the letter from CBP to the Company, dated April 9, 2019. The scope of the U.S. CBP Investigation includes related requests from the CBP and submissions from the Company, including but not limited to (i) the CBP Form 28 Request for Information dated January 30, 2019, and the Company’s response to this request on February 27, 2019, (ii) the CBP Form 29 Notice of Proposed Action dated March 22, 2019, and the Company’s response to this notice on April 11, 2019, and (iii) the CBP Form 29 Notice of Action dated May 29, 2019.

“Virtual Data Room” means the online data room maintained by ShareFile where information about the Company is made available to the Purchaser.

(b) When a reference is made in this Agreement to Sections or Schedules such reference shall be to a Section or Schedule of this Agreement, respectively, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement. The term “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

7.03 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

7.04 Entire Agreement; Assignment. This Agreement, that certain Confidentiality Agreement dated as of November 12, 2018, by and between Parent and Valbruna Slater Stainless Inc., and the other agreements referenced herein or delivered in connection herewith constitute the entire agreement among the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior or contemporaneous agreements and undertakings, both written and oral, among the Parties hereto, or any of them, with respect to the subject matter hereof and thereof, including the Letter of Intent dated July 3, 2019, between the Purchaser and Ampco-Pittsburgh, as amended and restated on July 15, 2019. This Agreement shall not be assigned by the Seller (whether pursuant to a merger, by operation of law or otherwise), except with the prior written consent of the Purchaser. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

7.05 Third Party Beneficiaries. Except as expressly set out in this Agreement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. Except for the Indemnified Parties, no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights, granted by or under this Agreement to any Person who is not a Party, at any time and in any way whatsoever, without notice to or consent of that Person, including any Indemnified Party.

7.06 Consideration; Recitals. The Parties acknowledge the mutual receipt and sufficiency of valuable consideration for the formation of the legally binding contract represented by this Agreement. That consideration includes all of the representations, warranties, covenants and obligations contained in this Agreement. The recitals set forth on page one of this Agreement are incorporated into this Agreement and made a part of this Agreement.

7.07 Amendment and Waiver; Cumulative Effect. To be effective, any amendment or waiver under this Agreement must be in writing and signed by the Party against whom enforcement of the same is sought. Neither the failure of any Party to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by any other Party with its obligations under this Agreement, nor any custom or practice of the Parties at variance with the terms of this Agreement, shall constitute a waiver by such Party of its right to exercise any such right, power or remedy or to demand such compliance. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party, (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement. Subject to the provisions of Section 7.08, the rights and remedies of the Parties are cumulative and not exclusive of the rights and remedies that they otherwise might have now or hereafter at law, in equity, by statute or otherwise.

7.08 Exclusive Remedy. Except for any injunctive relief and specific performance as provided in Section 7.09 and Section 5.03, and except in the case of fraud or intentional misrepresentation, the sole and exclusive remedy for each Party for any obligations or liabilities arising under, or related to, this Agreement and the Contemplated Transactions shall be limited to the remedies set forth in Article 6 of this Agreement.

7.09 Specific Performance. Each of the Company and the Purchaser and the Seller acknowledge that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that such non-breaching Party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other Party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive or other equitable relief (without posting of bond or other security).

7.10 Schedules. The disclosures in the Company Disclosure Schedule and those in any supplement to such schedules, relate only to the representations and warranties in the Section of this Agreement to which they expressly refer and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the statements in this Agreement and those in the Schedules attached hereto or the Company Disclosure Schedule, the statements in this Agreement will control.

7.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and except as expressly set forth herein, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, Sections 6.02 and 6.03 are intended to be for the benefit of the persons covered thereby and may be enforced by such persons.

7.12 Governing Law; Consent to Exclusive Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to the conflict of laws principles thereof. Each Party irrevocably attorns and submits to the jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

7.13 Waiver of Jury Trial. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action directly or indirectly arising out of, under or in connection with, this Agreement or the Contemplated Transactions. Each of the Parties hereto (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement and the Contemplated Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.13.

7.14 Headings. The descriptive headings contained in this Agreement and the Company Disclosure Schedule are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

7.15 Parent Guaranty. Parent does hereby absolutely, unconditionally, continuously, and irrevocably guarantee, as primary obligor and not merely as surety, the due and prompt payment and performance of each of the covenants, agreements, obligations and liabilities of Seller under this Agreement.

7.16 Counterparts. This Agreement may be executed and delivered (including by e-mail or other means of electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Purchaser, the Seller, the Company and Parent have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

PURCHASER:

VALBRUNA CANADA LTD.

By:	/s/ Massimo Amenduni Gresele
Name: Massimo Amenduni Gresele
Title: Director

COMPANY:

ASW STEEL INC.

By:	/s/ Tim Clutterbuck
Name: Tim Clutterbuck
Title: President

SELLER:

AMPCO UES SUB, INC.

By:	/s/ Rose Hoover
Name: Rose Hoover
Title: President

PARENT:

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Rose Hoover
Name: Rose Hoover
Title: President and Chief Administrative Officer